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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gyrus Group plc

*CURRENT ADDRESS Fortran Road, St. Mellons
Cardiff CF3 0LT

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35040 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/15/06

GYRUS GROUP PLC

Annual Report and Accounts 2005

AR/S
12-31-05
82-35040


THE VISION TO SEE
THE POWER TO TREAT

WE HAVE THE VISION AND THE POWER TO CREATE A WORLD LEADER IN MINIMALLY INVASIVE SURGERY



Contents

Since 2000, Gyrus has built its market position both organically and through selected acquisitions, primarily in the United States, the most important market for medical devices. Each major acquisition has brought with it a direct channel to market, through which Gyrus could build a position for its PK Technology. Our business is structured as four primary divisions:

SURGICAL DIVISION



The Surgical Division is focused on the growing market for laparoscopic surgery. It has built on Gyrus's strong position in the laparoscopic bipolar instruments market and particularly the hysterectomy procedure, and now has a portfolio of products available and in development to address the much larger general surgery market. It is based in Minneapolis.

Divisional focus
- >Laparoscopic gynaecology procedures
- >General abdominal laparoscopic surgery

Market positioning
- >Safer surgery with less collateral damage
- >Faster recovery minimises hospitalisation time
- >Technology enables faster laparoscopic operating time

£37.2m
Revenue
(2004: £28.8m +29%)

UROLOGY & GYNAECOLOGY DIVISION



The Urology & Gynaecology Division focuses primarily on endoscopic surgery including cysto-resection (prostate and bladder), lithotripsy (kidney stones), endometrial ablation (abnormal uterine bleeding) and associated procedures. It represents the ACMI business, based in Boston and is US market leader in the Urology field.

Divisional focus
- >Endoscopic urology & gynaecology procedures
- >Core strength in flexible scope technology

Market positioning
- >High quality visualisation capability
- >Less collateral damage and improved haemostasis
- >Technology enables faster operating time

£50.4m
Revenue for the 23 weeks since acquisition
(2004: £Nil)

ENT DIVISION



The ENT Division focuses on providing a broad portfolio of surgical devices to Ear, Nose and Throat specialists in otology, sinus and rhinology and head and neck surgery. It is based in Memphis. In 2005, the Division introduced its first PK Technology-based products.

Divisional focus
- >Micro implants for otology
- >Minimally invasive sinus and head and neck surgery

Market positioning
- >Otology market leader
- >Improved haemostasis in ENT surgery
- >Complete portfolio of ENT products

£40.1m
Revenue
(2004: £38.4 million +4.5%)

PARTNERED TECHNOLOGIES



The Partnered Technologies Division exploits the Group's technology in markets where the Group has no proprietary presence, by out-licensing and manufacturing products for third parties. The Division is based in Minneapolis but has significant operations in Cardiff.

Divisional focus
- >Non-core markets
- >Non-competing products
- >Spun out technology

Market positioning
- >Class leading PK technology
- >Leading visualisation capability
- >Exploitation of non-core technologies

£22.7m
Revenue
(2004: £19.7 million +15%)

GEOGRAPHICAL POSITION

After the acquisition of ACMI in July 2005, the Group is now directly responsible for approximately 90% of its revenues (on an annualised basis), with the remaining 10% being in the Partnered Technology Division.


ENT/HEAD & NECK
>Global top two
CARDIOVASCULAR (Partnered)
GASTROENTEROLOGY (Partnered)
HYSTEROSCOPY (Partnered)
LAPAROSCOPY
>US No 1 in disposable devices
UROLOGY
>US No 1
ARTHROSCOPY (Partnered)

90%
Direct Sales

10%
Partner Sales

◘ Gyrus Group locations



USA
>Minneapolis (Minnesota)
>Memphis (Tennessee)
>Boston (Massachusetts)
>Racine (Wisconsin)
>Norwalk (Ohio)
>Stanford (Connecticut)

Canada
>Windsor (Ontario)

Australia
>Melbourne

EU
>Cardiff (UK)
>Reading (UK)
>Tüttlingen (Germany)
>Linschoten (Holland)

Asia
>Hong Kong
>Tokyo (Japan)

FOR FURTHER INFORMATION
See the Gyrus Group website at
www.gyrusplc.com

+73%

Group revenue growth
£150.4m (2004: £86.9m)

+27%

Adjusted Earnings Per Share growth
14.2p (2004: 11.2p)

+14%

Organic revenue growth (constant currency)
£99.9m (2004: £86.9m)

FINANCIAL HIGHLIGHTS

> Group revenues up 73% to £150.4 million (2004: £86.9 million) including 23 weeks' revenues from the acquisition of ACMI amounting to £50.4 million

> Gyrus businesses show organic growth of 15% to £99.9 million (2004: £86.9 million) 14% on constant currency

> Operating profit before restructuring costs, amortisation of acquired intangible assets and one-off IFRS acquisition accounting items up 111% to £21.3 million (2004: £10.1 million)

> Adjusted EPS* rises 27% to 14.2p (2004: 11.2p)

OPERATIONAL HIGHLIGHTS

> Surgical Division sales up 29% driven by growth in laparoscopic gynaecology and strong international performance

> Strong second half growth in Partnered Technologies to finish the year up 15%

> Good start for PlasmaCision products and development of laparoscopic surgery and visualisation products for introduction in 2006

> Integration of ACMI on track for annualised $22 million savings by mid 2008

* Before acquired intangible asset amortisation, deferred tax, restructuring costs and material non-recurring IFRS acquisition accounting items

CHAIRMAN'S STATEMENT



Brian Steer
Executive Chairman

OUR STRATEGY

> Provide the highest quality product in tissue management and visualisation
> Differentiate product portfolios through technological performance
> Focus on leadership in selected markets (Gynaecology/Urology/ENT)
> Attain a platform for entry into the general surgery market

Overview

2005 was an outstanding year for Gyrus; our business performed extremely well, we successfully acquired American Cystoscope Makers Inc ('ACMI'), which more than doubled our size and we ended the year in the FTSE-250 index having enjoyed a significant increase in equity value since the mid year. Our business Divisions made substantial progress and we successfully organised the structure of the enlarged business in time to capitalise on a strong finish to the year and position ourselves for some important new product launches in 2006.

The Group's reported sales revenue increased by 73% to £150.4 million (2004: £86.9 million). £50.4 million derived from the acquisition of ACMI in July, however the existing Gyrus business posted revenue of £99.9 million which represented sterling growth of 15% (14% on a constant currency basis).

Our revenue performance together with continued management of operating costs resulted in growth in Adjusted Earnings Per Share of 27% to 14.2p (2004: 11.2p).

Acquisition of ACMI

During the year the Group announced the acquisition of ACMI, a market leader in urology and a leading developer and manufacturer of endoscopy systems. The rationale for the acquisition centred around the combined Group's leading market positions in Urology and Gynaecology. The combination of Gyrus and ACMI's core technologies in PK tissue management and digital visualisation respectively enables the Group to provide class leading 'See' and 'Treat' products to surgeons focused on minimally invasive, or 'keyhole' surgery.

Business review

2005 saw revenue growth across the Gyrus business. Since the acquisition of ACMI in July, we have restructured our business so that it now comprises three principal Divisions which form our proprietary business. In addition we retain the Partnered Technologies Division as a non-proprietary business. The Divisions are as follows:

Gyrus ACMI Urology & Gynaecology Division

This Division focuses primarily on endoscopic surgery including cysto-resection, lithotripsy, endometrial ablation and associated procedures. It represents the acquired ACMI business, which is based in Boston and enjoys market leadership in the Urology field. Revenue from this Division comprised approximately £50.4 million during the period (2004: £nil).

Gyrus ACMI Surgical Division

The Surgical Division is focused on the growing market for laparoscopic surgery. It has built on the strong position Gyrus had in the laparoscopic bipolar instruments market, particularly the hysterectomy procedure, and now has a portfolio of products available and in development to address the much larger general surgery market. Based in Minneapolis, the Division posted global revenue growth of 29% to £37.2 million (2004: £28.8 million).

Gyrus ACMI ENT Division

This Division focuses on providing a broad portfolio of surgical devices to Ear, Nose and Throat specialists in otology, sinus and rhinology and head and neck surgery. Based in Memphis, the Division grew its global revenues by 4.5% to £40.1 million (2004: £38.4 million).

REVENUES BY DIVISION

Urology & Gynaecology	34%
ENT	27%
Surgical	24%
Partnered Technologies	15%




ACMI

A semi-rigid Ureteroscope
A urology scope designed to pass along the ureters to enable the visualisation and treatment of kidney stones.

Gyrus ACMI Partnered Technologies Division

This Division exploits the Group's technology in markets where the Group has no proprietary presence, by out-licensing and manufacturing products for third parties including Johnson & Johnson, Guidant and Conmed. The Division, which is run out of Minneapolis but with significant operations in Cardiff, showed a very strong turnaround between the first half revenue decline of 0.5% to finish the year with global revenue growth of 15% to £22.7 million (2004: £19.7 million).

Sales and Marketing

Since the acquisition of ACMI the Group has re-branded its trading name to reflect the combination of two strong businesses in the respective areas of 'See' (ACMI's leading position in visualisation for surgery) and 'Treat' (Gyrus's leading position in minimally invasive tissue management). We now market under the name 'Gyrus ACMI'. We have strengthened the marketing resource in each Division, which now supports a US sales force providing the highest quality package of products to surgeons in its core area of surgery. In total we now have approximately 290 sales representatives in the US market and an additional 56 international sales staff looking after our direct and distributor-based markets outside the US.

Internationally, we have been slower to consolidate our distributor base and have focused primarily on integration in territories where we have a direct presence. These now comprise: The UK, Holland, Belgium, Germany, Australia and New Zealand. The latter two territories were added in 2005 through the acquisition of Urology Solutions (Pty) Limited in Australia, since renamed Gyrus Australasia (Pty) Limited, and a sister company in New Zealand. In addition we have embarked upon the process of opening a direct representative office in China, which we aim to build upon during 2006.



The PlasmaSpatula
A cutting and sealing instrument, launched in 2005, which is most commonly used in the fully laparoscopic hysterectomy procedure.

£150.4m

Group revenues
(2004: £86.9m)

£21.3m

Adjusted operating profit
(2004: £10.1m)

Research and development

Research and development remains an important driver of our business and we continue to invest substantially in creating future growth opportunities for the Group.

In 2005 the Group increased its R&D spend by over 84% to £13.1 million (2004: £7.1 million). This increase was partly associated with the acquisition of ACMI and with the continuing cost of defending an intellectual property infringement action. However the development of our new PlasmaCision platform resulted in a significant increase in R&D expenditure in the legacy Gyrus Divisions where significant resource continues to be devoted to product development.

This investment has produced some potentially significant new products derived from our PK PlasmaCision and digital visualisation technologies which will be introduced to the market during the course of 2006.

Management and staff

Since the acquisition of ACMI we have restructured our management team in order to deliver the integration plan and the future growth prospects of the combined business. A new Executive Committee comprising the three executive directors, Tom Murphy the US-based Executive Vice President and Frank D'Amelio the Chief Technology Officer, was formed to oversee integration and the development and implementation of the enlarged Group's strategy.

Group activity is primarily directed by the eleven strong Operating Board, which comprises Executive Committee members, the Division Presidents, the US-based Vice President of Finance and the Vice President of Legal Affairs.

The Group's performance in 2005 is a testament to the quality and skill of Gyrus ACMI staff around the world; I thank them for their enthusiasm and commitment, particularly during this crucial post-acquisition period.

Board

Mark Goble has resigned as a Non-Executive Director of Gyrus in order to devote his energies to the development of Rhytec Limited, in which the Group continues to hold an investment. Mark founded Gyrus in 1989 and both the Board and I have valued his technological drive and enthusiasm to change surgical practice throughout his time with the Group. We wish him and the Rhytec team well in 2006.

As a result of the acquisition and the timing of the associated integration process, the Nomination Committee of the Board has invited me to extend my tenure as Chairman by approximately six months to the end of 2007. This is designed to ensure management stability and continued accountability during this important period for the Group. The Committee has commenced on a process of succession planning for both executive and non-executive Board members. A resolution to approve my proposed contract extension will be considered at the forthcoming Annual General Meeting in May.

Integration of ACMI

Our first integration goal was to create the new Divisions and align the combined Group's product range and sales forces appropriately. Certain products have been exchanged between the Urology & Gynaecology Division (former ACMI) and the Surgical Division. These exchanges were completed by the year-end and did not materially affect divisional performance in 2005.

In January 2006 we announced to employees that our plant in Racine, Wisconsin would close over the next 18 months with products being transferred to Minneapolis and Norwalk during that period. We are also at the final stage of selecting the Group's new Global ERP system, a project whose implementation will span the three-year integration period to mid 2008.

In overall terms we have embarked successfully on the integration process which supports the potential value of the benefits that will accrue over the period, however we recognise that these initiatives are significant and, carrying an associated level of risk, require strong management focus to ensure a successful outcome.

Summary and outlook

In 2005, Gyrus delivered very strong revenue and profit growth whilst undertaking, and commencing integration of, a transforming acquisition. 2006 represents exciting opportunities for the Group through the continued integration of Gyrus and ACMI, and the introduction of significant new products derived from our PlasmaCision and digital visualisation technologies. These products will expand our 'See' and 'Treat' surgical platform and support our entry into the strategically important general surgery market.

2006 is the foundation year for our long term goal of becoming a leader in minimally invasive surgery and we have embarked on it with due care and a high degree of confidence.

Brian Steer
Executive Chairman


ACMI
DUR-8
Elite

WE HAVE THE
VISION TO
ENABLE SURGICAL
INNOVATION



WE HAVE THE POWER OF A WELL BALANCED PORTFOLIO





Charlie Goodwin
President, Gyrus ACMI Surgical Division

2005 PERFORMANCE
> 29% growth in global revenues
> PlasmaCision products developed for market introduction in 2006


GYRUS

PK System Seal™ (open forceps)
Designed to seal blood vessels of up to 7mm diameter electronically.

Overview

The Surgical Division is based in Minneapolis, USA. During 2005 the Division increased its reported revenues in sterling by 29% to £37.2 million (2004: £28.8 million). thereby continuing its unbeaten trend of over 20% growth per annum since acquisition in 2000.

Gynaecology

The laparoscopic hysterectomy market currently represents a significant proportion of the Division's revenues worldwide. The Group's PK technology-derived suite of instruments enables the surgeon to reduce trauma and blood loss and save operating time, thereby improving clinical outcomes. The patient benefits by returning to normal activities more quickly.

During the year sales in the US grew by 24%, driven by the Group's range of PK Technology products including Cutting Forceps, sales of which grew by over 20% year on year. Gyrus is the market leader in Laparoscopic Supracervical Hysterectomy (LSH); a fully laparoscopic procedure which continues to attract increasing numbers of surgeons and prospective patients alike. This procedure allows the patient often to avoid overnight hospitalisation and returns her to normal activities within 10-14 days, comparing very favourably with conventional open hysterectomy where the patient is in hospital for 3-5 days and return to normal activities can take 6-8 weeks.

In March the Division introduced the PlasmaSpatula, incorporating PK PlasmaCision technology, as an additional instrument for the LSH market; it performed well in the first nine months and had accumulated over $1 million in revenues by the year end. This was a good performance for a peripheral instrument in the gynaecology field and supported the Group's view of PlasmaCision as adding improved cutting and haemostasis to PK Technology.

Internationally, the Gynaecology business grew by 19% as sales of PK instruments increased in Europe and the Far East. The underlying performance in Gynaecology was reasonably strong despite the uncertainty among international distributors caused by the long term distributor selection process, which was commenced after the ACMI acquisition.

Urology

In 2005 the Urology business grew its US revenues by 23% as a result of the continued success in the first nine months of the PK Technology SuperPulse system for Trans Urethral Resection of the Prostate (TURP) procedures. This is the area most likely to benefit from the acquisition of ACMI, as the product range is now promoted by the Urology & Gynaecology Division. One key requirement for future success in this area has successfully been achieved ahead of plan. This is the creation of the PK bipolar working element, which allows the PK instruments to fit the ACMI resectoscope, enabling 'See' and 'Treat' in prostate resection and bladder tumour surgery. This development was completed in November and enabled the sales team to start 2006 with the PK SuperPulse as a deliverable product opportunity to existing ACMI customers.

Internationally, revenues increased by 55% year on year, assisted by the acquisition of the Group's Australian distributor, Urology Solutions, (now Gyrus Australasia) in March 2005, and continued growth in the sale of SuperPulse generators.

General Surgery

US domestic sales in General Surgery rose by approximately 10%. The post-acquisition realignment of the Divisions, in advance of the Group's introduction of its PlasmaCision-derived suite of instruments for laparoscopic abdominal surgery, resulted in the Surgical Division taking on a number of ACMI's general surgery products. This had minimal sales effect in 2005 but will have an impact in 2006.

Internationally, General Surgery sales grew by over 118% to £2.4 million, principally as a result of the success of a range of distributed endoscopic sheath products in the UK.

ANALYSIS OF SURGICAL DIVISION REVENUES

			2004	2005	+/-(%)
GYNAECOLOGY	US	$m	32.6	40.4	24%
	Int	£m	3.1	3.7	19%
UROLOGY	US	$m	6.2	7.6	23%
	Int	£m	2.2	3.4	55%
GENERAL SURGERY	US	$m	2.1	2.3	10%
	Int	£m	1.1	2.4	118%
SURGICAL TOTAL	US	$m	40.9	50.3	23%
	Int	£m	6.4	9.5	48%
TOTAL DIVISION		£m	28.8	37.2	29%

US = North American Free Trade Area (NAFTA)
Int = World ex NAFTA



Plasma Trissector
Close up of the Plasma Cision-derived Plasma Trissector showing its cut and simultaneous seal electrode arrangement.

BUSINESS REVIEW UROLOGY & GYNAECOLOGY DIVISION (ACMI)



Larry Hicks
President, Gyrus ACMI Urology & Gynaecology Division

2005 PERFORMANCE

> Annualised revenues grew by 6.5% versus 4.3% in 2004
> Cystoscopy and resection revenues improve by 10% year-on-year

Overview
The Urology & Gynaecology Division is headquartered in Southborough, Massachusetts. It is the single largest Division of Gyrus Group, having contributed revenues of $89.1 million (£50.4 million) for the 23 weeks to 31 December 2005.

The acquisition of ACMI was completed on 21 July 2005. The business became the core of the Group's Urology & Gynaecology Division receiving the former Gyrus's urology product range (SuperPulse and associated instruments), and ceding certain laparoscopic instruments and insufflation equipment to the Surgical Division. These product swaps had very limited impact upon the 2005 results except in so far as the sales of some products were temporarily reduced during the initial hiatus period before the completion of the sales and product integration process.

ACMI had historically grown revenues at an average of approximately 4.5% per annum for the last few years. In 2005 it increased sales growth to approximately 6.5%. Revenues are analysed between capital, disposable and service sales. Capital sales comprise principally the sale of scopes, camera and video systems and associated light sources together with the sale of electrosurgery and laser generators. Total domestic US capital sales for the whole of 2005 were $57.4 million (unaudited).

Disposable sales comprise primarily electrosurgery instruments, probes, stents, retrieval baskets, insufflation and irrigation tubing and laser fibres. Total domestic US sales of disposables amounted to $71.0 million in 2005 (unaudited). Finally service revenue comprises fees for the repair of capital goods such as fibrescopes, which can generate significant repair costs over the life of the unit. Total domestic US service sales for 2005 were approximately $35.0 million (unauditied).

Principal areas of business
The Urology & Gynaecology Division is the overall market leader in Urology surgery in the US. It has two core areas of strength:

Cystoscopy and Resection
This area comprises the provision of 'See' and 'Treat' endoscopic solutions to urologists for diagnosis and treatment of conditions of the prostate and bladder. It builds upon ACMI's acknowledged strength in flexible endoscopy for transurethral visualisation and comprises a suite of instruments, scopes and cameras. ACMI is



Stone retrieval system
A close up of a retrieval 'basket' which enables the surgeon to catch and remove fragments of kidney stone through a working channel in the ureteroscope.

ANNUALISED ANALYSIS OF SALES REVENUES

Capital sales	35%
Disposable sales	43%
Service sales	22%



market leader in cysto-resection with national account coverage. Gyrus's SuperPulse platform and related loops and electrodes for conducting transurethral resection of the prostate (TURP) procedures has significant advantages for urologists, including speed of resection and improved haemostasis. By the year-end this product had become available, after the development of the PK working element (essentially an adaptor), to fit the installed base of ACMI resectoscopes. Accordingly, one of the potential revenue synergies associated with the acquisition will become achievable from 2006 onwards. Annual domestic US revenues in cystoscopy and resection increased by approximately 10% in 2005 (unaudited).

Urethroscopy and Stone Management

The Urology & Gynaecology Division is a leader in kidney stone management with a full suite of flexible and semi-rigid ureteroscopes and percutaneous nephroscopes for looking into the kidney, either via the urethra and ureters or through the skin. In addition the Division provides a range of devices for breaking the stones (lithotripsy) including lasers, for retrieving fragments (retrieval baskets), stents for protecting and retaining the patency of the ureters and associated probes and guidewires. Annual domestic US revenues in the urethroscopy and stone management area increased 6.5% in 2005 (unaudited).

Other Urology & Gynaecology products

The Urology & Gynaecology Division has a range of other diagnostic and treatment products including hysteroscopic products for treating uterine conditions, minimally invasive female sterilisation products and other gynaecology products. In addition the Division is seeking to position itself to assist urologists in the increasing trend towards performing more diagnostic and treatment procedures in the office setting rather than the operating room. Current products in this area include diagnostic equipment for urodynamics testing and certain flexible scopes such as the digital cystoscope with built in light source. Over the coming years this area is likely to be a significant focus for the Division.

A cystourethroscope
An instrument combining the uses of a cystoscope and a urethroscope, whereby both the bladder and urethra can be visually inspected.



ACMI

BUSINESS REVIEW ENT DIVISION

ANALYSIS OF ENT DIVISION REVENUES

			2004	2005	+/-(%)
OTOLOGY	US	$m	23.6	24.5	4%
	Int	£m	4.9	5.0	2%
SINUS & RHINOLOGY	US	$m	15.2	16.0	5%
	Int	£m	1.5	1.1	-27%
HEAD & NECK	US	$m	10.4	10.7	3%
	Int	£m	5.1	6.0	18%
ENT TOTAL	US	$m	49.2	51.3	4%
	Int	£m	11.5	12.1	5%
TOTAL DIVISION		£m	38.4	40.1	4.5%

US = North American Free Trade Area (NAFTA)
Int = World ex NAFTA



Bob Hoxie
President, Gyrus ACMI ENT Division

2005 PERFORMANCE
> Revenue growth of 4.5%
> Launched first PK Technology products to ENT surgeons

Overview
2005 was the year in which the Ear, Nose and Throat (ENT) Division introduced its first PK Technology-based products in the sinus and rhinology and head and neck sectors. The first half saw revenue growth of approximately 8% helped by a strong otology business and the introduction and evaluation phase for both the PK Diego and the Tonsil PlasmaKnife. Growth slowed in the second half as the divisional management was restructured after the ACMI acquisition. The Division finished the year with revenues 4.5% higher at £40.1 million (2004: £38.4 million) and good marketing and technique positions established for the new products. As a result of the management restructuring, President Bob Hoxie, previously Vice President of Sales, and a new marketing team was put in place in November to focus on 2006 and beyond.

Otology
The Otology business represents approximately half the ENT Division's revenues and comprises vent tubes (grommets) and middle ear implants together with related surgical instruments, drills and scopes. The Otology business, which enjoys a market share of circa 60% in the US, grew by 4% during the year, an improvement on the previous year's 1%. The core vent tubes and implants business grew at expected rates, however there was greater growth in otology drill systems and instruments including myringotomy blades which mitigated the year-on-year decline in sales of RetroX, the hearing enhancement line which was discontinued during the year.

Internationally, Otology revenues increased by 2%.


GYRUS
ENT

The Diego Microdebrider
The PK Diego System, launched in 2005, now enables sinus and rhinology surgeons to use the same instrument to debride and achieve haemostasis, when operating in the nasal cavity.

Sinus & Rhinology

The Sinus and Rhinology business grew its US revenues by 5%. The Diego Microdebrider system continued its strong performance with revenue growth in excess of 16% over 2004. The launch of the PK Diego blade, which enables haemostasis to be achieved in situ, supported this performance. Growth in the Diego portfolio, however, was masked by a decline in sales of the Sepra nasal packing product range in the face of competitive activity, and declines in externally sourced sinus scopes and video equipment.

Internationally, revenues decreased by 27% year-on-year having held level at the half year stage as a result of uncertainty in the distributor markets over the long term effect of the ACMI acquisition.

Head & Neck

The Head and Neck business provides somnoplasty products, for the treatment of sleep disorders, together with a range of flexible nasopharyngoscopes, laryngeal implants and associated surgical instruments. During 2005, the business continued to hold off the reimbursement-based decline in palate and base of tongue procedures with growth in volume reduction of turbinates and the introduction of the PlasmaCision-based PlasmaKnife for tonsillectomy. This product underwent a repositioning and technique change in the fourth quarter as a result of feedback from the evaluation sites. Overall, the Head and Neck business grew US sales by just over 3% year-on-year.

This business has successfully moved away from protecting the temperature controlled volumetric tissue reduction ('Somnus') revenue stream, which is declining due to the continued absence of a full reimbursement code for the procedure. Now the focus is on building the market position for the new 'G3' Generator as a workstation with broad utility to the head and neck surgeon. This PK Technology platform powers both the 'Somnus' and PK Technology instruments and PlasmaCision-based instruments. The Tonsil PlasmaKnife was the first such product and the Surgical Dissector is due in the next six months to address procedures such as radical partial neck dissection and parotidectomy.

Internationally, the business grew by 18% primarily as a result of the re-purchase of the Group's Australian distribution rights in ENT and the introduction of the Tonsil PlasmaKnife into certain direct markets.

BUSINESS REVIEW PARTNERED TECHNOLOGIES DIVISION

Our partners:
DePuy Mitek
Gynecare
Ethicon Endosurgery
Guidant
Conmed
Rhytec



2005 PERFORMANCE

> Revenue growth of 15% to £22.7m (2004: £19.7m)
> Successful launch of Rhytec's Cisco PSR system in cosmetic and dermatological surgery

Arthroscopy electrode
Licensed to, and manufactured for, DePuy Mitek. This suction electrode is used for removal, shrinkage and extraction of cartilage and soft tissue from knee and shoulder joints.

ANALYSIS OF PARTNERED TECHNOLOGIES DIVISION REVENUES

Arthroscopy	47%
Hysteroscopy	18%
Cardiovascular	19%
GI/cosmetic/other	16%



The Partnered Technologies Division exploits the Group's proprietary technology by out-licensing it, usually in conjunction with a manufacturing contract, for markets outside our core areas of sales and marketing competence.

The business consists of development, license, and supply relationships with Johnson & Johnson companies (DePuy Mitek, Ethicon EndoSurgery and Gynecare), Guidant, Conmed and Rhytec. The business is shared between Gyrus's Cardiff and Minneapolis manufacturing plants, each catering for the requirements of certain partners. Overall, the Partnered Technologies business grew revenue by 15% (14% on a constant currency basis) to £22.7 million in 2005 (2004: £19.7 million). This represented a significant turnaround from the half year when the Division reported a marginal decline in revenue.

Arthroscopy

DePuy Mitek supplies the VAPR 3 system into arthroscopic markets for the removal and shrinkage of soft tissue primarily in the knee and shoulder joints. This business has been driven by the success of the low profile suction (LPS) and large diameter suction (LDS) instruments first introduced in 2003. A new low cost electrode was introduced at the end of 2004. This resulted in a poor revenue comparison in the first half on account of the lower average selling price, but volume growth was still strong. In the second half, the benefit of volume growth outweighed the adverse selling price comparison and led to overall annual growth of 12%.

Hysteroscopy

In hysteroscopy, Gynecare supplies the Versapoint system into hysteroscopic gynaecology for the removal of benign uterine pathologies and the removal of the endometrial lining. Sales increased by 6% on the year.

Cardiovascular

Guidant utilises a series of instruments for the harvesting of the saphenous vein for coronary artery bypass grafts in the cardiovascular field. Product sales to Guidant decreased marginally by 1%. This decrease occurred in the fourth quarter, which saw an 18% reduction in sales compared with the equivalent period in the prior year. During that quarter the takeover battle for Guidant between Johnson & Johnson and Boston Scientific may have had a temporary effect on sales and stocking policy for the product.

Gastro-intestinal/Cosmetic Surgery/Other

This comprises two long-standing relationships with Ethicon EndoSurgery and Conmed. Sales to these partners declined by 0.5%. However, there were significant sales of launch units to Rhytec to support the introduction of the Cisco Plasma Skin Resurfacing (PSR) product in the mid year. This resulted in overall growth in annual revenues of over 80% for this part of the business. In addition, during 2005 the Cardiff plant received development fees of £1.5 million (2004: £0.6 million) for its work on the development of the Cisco system.


invisio
ACMI

WE HAVE THE VISION TO BUILD AND INTEGRATE OUR BUSINESSES

WE HAVE THE
POWER OF TWO
INNOVATIVE R&D
ORGANISATIONS




GYRUS

ACHIEVING OPERATIONAL EXCELLENCE

Gyrus's approach to achieving operational excellence is built on:


Implementation of Lean Manufacturing Across the Group
Achieving Operational Excellence
Training and Developing our Greatest Asset – our Employees
Leveraging Best Practice Global Networks for Key Functional Areas



Roy Davis
Chief Operating Officer

2005 PERFORMANCE

> $22 million integration cost saving potential validated
> Gyrus organic gross margin improvement to 61.8% (2004: 59.1%)

Gyrus is committed to achieving excellence in all aspects of its operations and pre-acquisition was mid-way through a three-year programme to improve profit margins and create a sustainable continuous improvement culture.

Following the acquisition of ACMI we have extended these initiatives across the combined organisation.

The Lean Initiative

'Lean Manufacturing' continues to be rolled out across the Group and is delivering positive results with legacy Gyrus gross margin up to 61.8% from 59.1% in 2004. Our lead plant in Minneapolis has seen a 75% increase in productivity since commencing the programme and a 3.6% increase in gross margin in 2005. Our Norwalk facility saw a 61% reduction in scrap and a 14% increase in labour productivity during the period. All our other major plants (Cardiff, Memphis and Stamford) are on plan with their implementation of 'Lean'.

Integration of Gyrus and ACMI

The acquisition of ACMI presents challenges and opportunities from an operational integration perspective. Due diligence identified $22 million of cost savings over a three-year period post-acquisition at a cost of circa $33 million to achieve them. Post acquisition our '100-day' plan confirmed these estimates and we are on track to achieve these targets. A cross-functional/cross-company team is responsible for the planning and implementation of key integration initiatives including:

>Completion and extension of ACMI's existing 'B3' operational improvement initiatives
>Plant rationalisation, specifically the closure of the plant in Racine, Wisconsin
>Leveraging group sourcing power
>Overhead cost reduction
>Extension of Lean Manufacturing initiatives across the Group
>Global ERP system implementation

All of these initiatives are now under way and we are confident in our ability to integrate the two companies successfully and deliver the savings potential.

RESEARCH AND DEVELOPMENT



Frank D'Amelio
Chief Technology Officer

OUR CORE SKILLS
> PK bipolar (rf) technology
> Lens crafting and optical fibres
> Digital image enhancement
> Micro-engineering

The combination of Gyrus and ACMI in July 2005 brought together two Research and Development teams with largely complementary capabilities.

We now have core strengths in the areas of bipolar electrosurgery in the UK and the US from which our PK PlasmaCision platform is derived. Added to this is our conventional Fiberscope and opto-mechanical endoscopy capability in the US and our digital video sensor and image enhancement technology capabilities in Israel and the US. The following is a sample of the products, many of them largely developed in 2005, which will be introduced to market in 2006:

PK PlasmaSeal in open surgery
A device to seal and cut blood vessels electronically.

G400 general surgery generator
A workstation for the general surgeon which can power a suite of over 30 instruments.

Plasma Trissector in General Surgery
A device to cut and seal tissue simultaneously providing more rapid operating time and a reduction in the number of different instruments necessary to perform certain procedures.

Plasma J-hook in General Surgery
An adjunct to the Plasma Trissector to provide a shaped cutting and sealing tool.

Surgical Dissector in Head and Neck Surgery
To perform partial neck dissection procedures (e.g. tumour excision).

Digital Ureteroscope for trans ureteral visualisation
To improve visualisation quality and further reduce the size of our class-leading small diameter flexible scopes using digital technology.

Megapixel Camera
To bring the benefits of digital camera technology and storage to current users of fibre-optical scope systems.

The Group's technological focus is on bringing the best visualisation technology (the 'See') together with the best tissue management technology (the 'Treat') and continuing to build and protect the combined intellectual property portfolio.


ACMI

WE HAVE THE
VISION TO ENTER
NEW MARKETS



WE HAVE THE POWER TO COMPETE GLOBALLY



FINANCIAL REVIEW



Simon Shaw
Chief Financial Officer

2005 PERFORMANCE

- > Group revenues up 73%
- > Organic constant currency revenue growth of 14%
- > Adjusted operating margin up to 14.2% (2004: 11.6%)
- > Adjusted Earnings Per Share up 27% to 14.2p (2004: 11.2p)

Revenue
The Group's reported results in sterling showed growth in sales revenue of 73% to £150.4 million (2004: £86.9 million). The majority of this growth was a result of the acquisition of ACMI in July 2005. Underlying revenue in the Gyrus business grew 15% to £99.9 million (2004: £86.9 million), which represented 14% growth on a constant currency basis. In addition, the Group charged development fees of £1.5 million to Rhytec Limited, a customer of the Partnered Technologies Division (2004: £0.6 million).

For the first time in some years the US dollar marginally strengthened over the second half of the year, having depreciated further in the first half, to average \$1.82:£1 for the year (2004: \$1.83:£1).

Adoption of International Accounting Standards
This is the first annual report and financial statements to be produced under International Financial Reporting Standards as adopted by the European Union (IFRS). In themselves IFRS have a considerable impact upon reported earnings when compared to previous periods under UK GAAP. In addition the impact of IFRS on the accounting treatment of the ACMI acquisition is significant. In order to help shareholders assess the effect of IFRS and the acquisition on the Group's results, the Income Statement is presented to show the effects of the acquisition of ACMI, associated restructuring costs and other material non-recurring items separately. There are a number of material effects of these items on reported earnings per share under IFRS, so in order to give a measure of the underlying performance of the Group your attention is drawn to the presentation of Adjusted Earnings Per Share in note 17 to the accounts. In addition, at the end of this annual report on pages 77 to 79 there is a reconciliation of the differences between IFRS and UK GAAP.

Gross Margin
The Group's reported gross margin declined to 55.6% in 2005 (2004: 59.1%) but this substantially masks the underlying picture. The Gyrus business continued to increase its gross margin from 59.1% in 2004 to 61.8% in 2005 through volume increases and continued focus on our operating efficiency improvement programme. The ACMI business produced a post-acquisition gross margin of 52.8% compared with a 2004 margin of 49.8%. Finally the effect of IFRS 3, which requires the write up of inventory to market selling value on acquisition and associated write down through cost of sales over the period of inventory turn, resulted in a one-off non-cash charge against the margin of £4.7 million; this represented a reduction of 3.1% on the Group gross margin.

Operating Expenses
The Group's operating expenses increased as a percentage of sales revenue to 49.7% (2004: 48.2%); approximately 1.6% of the difference is a result of the restructuring charges incurred in the first six months of the three-year integration programme. In addition the amortisation of intangible assets, recognised as a result of the acquisition, represented 2.6% of sales. In the absence of these factors the like-for-like operating expense ratio improved to 45.5% (2004: 48.2%). Selling and distribution expenses, at £39.0 million excluding

restructuring costs and amortisation of acquired intangible assets were reduced to 25.9% of sales revenue (2004: £23.2 million; 26.6%).

Research and development expenditure in the legacy Gyrus business increased by 49% to £10.6 million (2004: £7.1 million). Approximately £1.9 million (2004: £0.4 million) was expensed in the continuing preparation and prosecution of the Group's legal defence against the previously disclosed intellectual property infringement action brought against the ENT Division by Medtronic. The case is due to be heard in the third quarter of 2006 and there is robust counsel's opinion in favour of Gyrus's intellectual property position, which the Group will continue to defend vigorously. We regard litigation costs of this type as a regrettable but necessary expense of operating in the global medical devices industry, where our policy is to defend our position strongly. Excluding these costs, underlying growth in Gyrus's R&D expenditure was 22%, reflecting the significant expenditure on the Group's PK PlasmaCision products for launch in 2006, including the new General Surgery Generator and several instruments.

The capitalisation of development costs, required under IAS 38, was negligible at £0.25 million (2004: £0.14 million). Overall the Group's R&D expense, excluding the amortisation of acquired intangible R&D assets required under IFRS 3, amounted to approximately 8.7% of sales (2004: 8.2%).

General and administrative expenses represented 11.7% of sales revenue (2004: 13.4%). Excluding restructuring costs general and administrative expenditure represented 10.9% of sales.

Profitability
The Group's reported operating profit for 2005 was £10.4 million representing a 6.9% operating margin (2004: £10.1 million representing an 11.6% margin), however the post acquisition period in 2005 contained a number of significant acquisition accounting and restructuring items as well as the amortisation charge on acquired intangible assets. Excluding these, the Group's underlying operating profit rose 111% to £21.3 million, representing an operating margin of 14.2% of sales revenue. Although restructuring charges will continue to have an impact upon 2006 and 2007 the Group is on track to meet its goal of substantially improving underlying operating performance.

Goodwill and Intangible asset amortisation
Under IFRS, goodwill is no longer amortised through the income statement, but is held at cost and reviewed for impairment annually. The Board reviewed the carrying value of goodwill at 31 December 2005 and confirmed that no provision for impairment was necessary. Under IFRS 3 the Group was required to value and capitalise certain intangible assets of ACMI on the completion of the acquisition. This has the effect of reclassifying certain amounts, which would historically have been considered to be goodwill, into specific classes of intangible assets such as trade names, in process research and development, developed technology assets and customer relationships. The value of each of these assets is reviewed annually for impairment and amortised through the appropriate expense in the Income Statement over its useful life. The amortisation charged on intangible assets of ACMI amounted to £3.9 million for the 23 weeks post acquisition (2004: £nil).

Restructuring costs
During the 23 weeks after the acquisition the Group recorded restructuring costs of £2.4 million (2004: £nil). These costs represented a number of integration expenses incurred during the first months of the Group's three-year integration plan. At the time of the acquisition it was disclosed that integration was expected by the directors to enhance annualised pre-tax earnings by $22 million (approximately £12.2 million) by the end of the three-year period following acquisition, at a total cost of approximately $33 million (approximately £18.3 million) over the same period. The directors continue to believe that these estimates are appropriate. The restructuring costs charged during 2005 represented the cost of severance, short-term sales commission alignment for the combined sales force, the write down of certain assets and costs associated with the alignment of global IT systems and sundry integration expenses.

Financial Income and Expense
The net financial expense for the year amounted to £3.5 million (2004: £0.1 million) and related primarily to interest and charges on the Group's syndicated $250 million acquisition loan facility and $30 million revolving credit facility, the foreign exchange losses and profits on normal hedge transactions and the re-translation of monetary assets and liabilities at the balance sheet date. The net foreign exchange impact on financial exposure was a loss of £1.1 million (2004: gain of £0.8 million).

61.8%

Gyrus organic gross margin
(2004: 59.1%)

AVERAGE US DOLLAR/£ EXCHANGE RATES



2005
1.82
2004
1.83
2003
1.63
2002
1.50
2001
1.45

The material non-recurring financial income and expense items, which represent a net pre-tax profit of £2.0 million, came about as a result of the prevailing interpretation of the application of IAS 39 to one of a series of transactions which together accounted for the acquisition of ACMI in July 2005. This acquisition presented the Group with a specific currency exposure to any strengthening of the US dollar between the placing of sterling denominated equity of £116 million (net of expenses) on 16 June 2005 and the obligation to translate that into a specific US dollar value to the vendor shareholders some six weeks later. The Group removed the risk of any shortfall in funds to complete the transaction by acquiring an option for approximately £1 million to exchange the £116 million at a minimum rate of $1.7786.

As the US dollar did indeed strengthen the option gave rise to a 'gain' of approximately £2 million which financed the shortfall in US dollars on completion. Under the prevailing interpretation of IAS 39 and IFRS 3, this successful hedge is deemed to be both 'ineffective' and not a legitimate cost of 'effecting the business combination'. Therefore the 'gain' has been recognised in the Income Statement. On account of the rigid interpretation of the applicable standards, which are themselves unclear in their drafting, Gyrus has reluctantly agreed to this counter intuitive position, whereby the avoidance of a capital shortfall, which would have historically remained on the balance sheet, is accounted for as a material distributable profit in the Income Statement.

The net gain has been deducted in the computation of Adjusted Earnings Per Share.

Taxation

The Group's effective tax rate was 9.5% in 2005 (2004: 15%). The rate at which the Group provided for corporation and other income taxes payable remained low at 13% (2004: 6.5%) as a result of the continued utilisation of tax losses and the efficient management of internal treasury functions. The difference between this and the effective tax rate represents the net effect of recognising multiple deferred tax assets and liabilities under IFRS.

Earnings Per Share

The unusual integration costs, IFRS acquisition adjustments (including deferred tax), and material non-recurring items associated with the acquisition serve to mask the underlying performance of the Group. This can be seen in the IFRS Basic Earnings Per Share of 5.6p in 2005 compared with 10.2p in 2004.

For these reasons, in addition to the prescribed measures of earnings per share, the Group discloses Adjusted Earnings Per Share which excludes the amortisation of acquired intangible assets, integration costs (including the cost of the one-off special LTIP award, but not 'normal' annual awards), material non-recurring items and deferred taxation. In 2005 Adjusted Earnings Per Share increased 27% to 14.2p (2004: 11.2p) of which approximately 0.7p related to a lower current taxation charge than was originally anticipated. It is this measure, which most closely matches the Adjusted Earnings Per Share figures disclosed under UK GAAP in previous years, and so most readily enables longer term historical earnings comparisons to be made.

Capital Expenditure and Placed Assets

Tangible fixed asset additions in the year, excluding the cost of generator systems placed into the market ('Placed Assets'), amounted to £2.7 million (2004: £1.3 million). In addition the acquisition of ACMI resulted in £8.5 million of additional tangible assets at net cost being consolidated at year-end.

Placed assets comprise generators placed on loan free of charge upon which, together with those that have been sold outright, the Group makes profitable revenues from the sale of disposable surgical instruments. In 2005 the installed base of generators in the Surgical and ENT markets in the US grew by 12% to 5,248 units (2004: 4,681 units). The value of the associated revenues from disposable instruments increased by 22% to $46.3 million (2004: $37.9 million). During 2005 the Group continued to sell approximately 50% of its generators which entered the US market. This continued the trend established in 2004 and was associated with the broader utility of the Group's newer generators for use as workstations in the Group's areas of surgical speciality.

The cost of the Group's investment in placing generators in the year increased by 6% to £1.5 million (2004: £1.3 million).

The net book value of Placed Assets at 31 December 2005 was £2.9 million (2004: £2.9 million).

Working Capital and Cash Generation

The value of inventory rose by £19.7 million or 147% to £33.1 million (2004: £13.4 million). The overwhelming majority of this rise was the effect of the acquisitions of ACMI and Urology Solutions in Australia, which together

US GENERATOR PORTFOLIO

> US installed base of generators up 12%
> US Disposable instrument sales up 22% to $46.3 million
> Net book value of Placed Generators £2.9m (2004: £2.9m)

£129.9m

Net debt
(2004: £1.8m)

43%

Debt: Equity gearing
(2004: 1.5%)

represented a net increase of £16.4 million. The legacy Gyrus business increased inventory by approximately £2.2 million in the year primarily as a result of the Cardiff plant's requirement to build inventory for the manufacturing of new products in both the Partnered Technologies business and the Group's proprietary businesses. In addition, the strengthening of the US dollar between the beginning and the end of the year also represented an increase on translation of £1.1 million or 8.5%.

Debtors increased in line with revenue and by virtue of the acquisitions, by £21.7 million, or 157%, to £35.5 million (2004: £13.8 million), of which the acquisitions represented £19.1 million and foreign exchange translation £0.9 million. Debtor balances in the legacy Gyrus businesses increased by less than the growth in revenue.

Trade creditors increased by £6.6 million to £9.5 million (2004: £2.9 million). Approximately £5.5 million of this increase related to the acquisitions.

The Group's operating cash flow before working capital movements increased to £24.3 million (2004: £14.8 million). The cash consumptive movement in working capital resulted in cash generated from operations falling to £13.8 million (2004: £16.0 million). The acquisition of ACMI resulted in an increase in debt during the year as new syndicated facilities totalling $280 million were put in place. At the year end cash balances stood at £20.2 million (2004: £7.3 million) and net debt outstanding was £129.9 million (2004: £1.8 million).

Treasury Policy and Financial Risk Management

The Group operates a risk adverse policy of treasury management to secure its primary objective of minimising exposure to capital loss whilst securing prevailing market rates of interest on cash balances. In respect of long term borrowings for operational purposes, the Group's policy is to fix or hedge its exposure to interest rate fluctuations in respect of at least half the outstanding loan balance, with Board discretion to increase the amount hedged if appropriate. In the case of the five year acquisition finance facility of $280 million, the Group has hedged its exposure to increases in US $ LIBOR above 4.75% in respect of 100% of the loan for the first three years of the facility and 50% thereafter. During 2005 this hedge created a notional gain of £0.9 million which has been taken to the hedging reserve in line with IAS 39.

Currency Risk

The Group is exposed to currency risk, principally in respect of US dollars and Euros. The majority of the risk is associated with translation of the revenues, profits and net assets of overseas subsidiaries into sterling on consolidation. The Group does not routinely hedge translation exposure. Transaction exposure exists to a small extent in most of the Group's subsidiary companies, however the principal risk is associated with the Cardiff plant, which manufactures the Group's generator systems and some PK instruments together with generators and disposable instruments on behalf of certain customers of the Partnered Technologies Division. The majority of that plant's revenue is denominated in US dollars.

The Group applies a hedging policy for transaction exposures which requires that forward foreign currency contracts are used to cover anticipated potential exposures as follows:

PERIOD FORWARD	MINIMUM COVERAGE
1-3 MONTHS	80%
4-6 MONTHS	50%
7-12 MONTHS	25%

Summary and outlook

The Group performed well in 2005 with revenue and underlying profits increasing substantially on the previous year despite the potential distraction of acquiring and commencing the integration of ACMI. The significant amount of debt raised to finance the acquisition adds a level of gearing to the Group's balance sheet that should improve shareholder returns over time. However, it also requires a disciplined approach to the management of expenses and working capital. This core financial focus for 2006 will be the strong base to support the exciting growth prospects of the enlarged Gyrus Group.

SJB Shaw
Chief Financial Officer

CORPORATE AND SOCIAL RESPONSIBILITY

Environmental policy at Gyrus
Gyrus believes in protecting the environment. When developing products and manufacturing processes, every effort is made to try to ensure that any adverse effects on the environment are minimised. We endeavour to use renewable resources wherever possible.

Gyrus's objective is to achieve ISO 14001 certification with respect to environmental policy.

Gyrus's policy is to:
>Comply with applicable environmental laws and regulations wherever it operates;
>Encourage understanding of environmental issues in general, and particularly as they relate to the medical device and healthcare industry;
>Identify, encourage awareness of, and include wherever relevant, environmental issues in all aspects of decision making within the Group;
>Set relevant environmental targets and develop an ethos of continuous improvement in each operation to reduce the environmental impact of Gyrus's products and processes on the external environment;
>Work with our suppliers to try to improve their environmental management as it relates to products and services they provide to Gyrus;
>Develop specific standard operating procedures for each operation within Gyrus with regular audits to monitor compliance;
>Be aware of and consider environmental issues in the communities where our operations are located;
>Encourage employee participation in environmental projects, such as recycling, waste reduction, energy and water conservation; and
>Monitor progress and provide reports to the Board regarding environmental performance across the Group.

We routinely monitor, assess and amend this policy to ensure it is relevant and appropriate to the environment within which we live and work.

Health & Safety Policy
Gyrus regards the promotion of health and safety as an essential part of management and employer responsibilities. It believes in continuous improvement as a basis for its approach to these areas. Gyrus is committed to complying with applicable health and safety laws and regulations wherever it operates.

Environmental, Health & Safety Committees
Each Gyrus location has an Environmental, Health & Safety Committee with representatives from across the business participating in ensuring that good practices are adopted and implemented.



Business Ethics

The Gyrus Group is committed to, and expects all of its employees at all times to maintain, the highest standards of business and personal integrity in all aspects of its operations. We respect the law in the countries and communities where we operate and accept and uphold the principles contained in the United Nations Universal Declaration of Human Rights.

Social Responsibility

The Gyrus Group is committed to conducting all aspects of its business in a socially responsible way. We adopt this ethos in all interactions with our key stakeholders – our customers, shareholders, our employees, our business partners, the communities in which we operate and society in general.

Specifically:

For our CUSTOMERS: We are committed to providing innovative, cost-effective, procedure-enabling products that help physicians around the world improve the quality of life for their patients. To deliver this we maintain a significant investment in research and development. Gyrus products are designed to be safe and reliable for their intended use, and to comply with all legal and regulatory requirements.

For our SHAREHOLDERS: We are committed to reporting in a timely, reliable and regular way, providing clear information on our business and its performance. We conduct our operations in accordance with generally accepted principles and rules of good corporate governance and specifically in accordance with the listing rules of the Financial Services Authority.

For our PATIENTS: Gyrus products improve the quality of life for patients around the world by reducing hospital stays and allowing a quicker return to normal activities.

For our EMPLOYEES: Gyrus believes its greatest asset is its employees and is committed to attracting, developing and retaining outstanding people. Gyrus's employment policies are designed to provide equal opportunities irrespective of colour, national or ethnic origin, religion, sex, and marital or disabled status. We believe that it is a person's ability to perform the essential functions and tasks of the position that is important.

For our BUSINESS PARTNERS: Gyrus believes that working with our suppliers in a spirit of partnership is the best way to meet our objectives and we encourage open and ethical relationships with our suppliers.

For our COMMUNITY AND SOCIETY: Gyrus sees contribution to the communities in which we work as a fundamental part of our social responsibility to the communities in which we are located and to society in general. We strive to be a good corporate citizen by being an active member of each community in which a Group Company is located and by encouraging and supporting employees who undertake community work.



Our website
www.gyrusplc.com is one method of communicating relevant and timely information to our stakeholders and investors.

BOARD OF DIRECTORS



1. Brian Steer
Executive Chairman



2. Roy Davis
Chief Operating Officer



3. Simon Shaw
Chief Financial Officer



4. Michael Garner
Non-Executive Deputy Chairman



5. Professor Charles Cummings
Non-Executive Director



6. Dr Charles Goodson-Wickes
Non-Executive Director



7. Keith Krzywicki
Non-Executive Director

1. Brian Steer
Executive Chairman and CEO
Brian Steer, Executive Chairman and CEO, is 72 years old and has a wealth of international senior management experience in the healthcare industry. He was President of Zimmer International Inc from 1983 to 1993 and prior to that was President of Travenol International Services Inc. (now Baxter Healthcare Corporation) and has considerable experience in international markets for medical devices. He originally joined Gyrus as a consultant in January 1994, was appointed to the Board in November 1994 and became Executive Chairman in 1996. Mr Steer has overseen the development of the Group's business organically and by acquisition since its flotation in 1997.

2. Roy Davis
Chief Operating Officer
Roy Davis, Chief Operating Officer, is 50 years old and has over 25 years of line management and strategic consulting experience. He joined Gyrus from NTERA, a Nanotechnology company, where he was Chief Executive. Before this he spent nearly 10 years with Arthur D. Little, the global management consulting company, where he was Vice President and Global Head of its Operations Management business. Mr Davis has also held senior operational positions for Trican, Reuters and Molex in the US, Taiwan and Europe. Before becoming Chief Operating Officer Mr Davis served as a Non-Executive Director of Gyrus from its flotation in 1997. He has a mechanical engineering degree and an MBA.

3. Simon Shaw
Chief Financial Officer
Simon Shaw, Chief Financial Officer is 41 years old and joined the group in October 2003 to take responsibility for the Group financial management, financial strategy and investor relations. He is non-executive Chairman of Synairgen, listed on AIM. Mr Shaw was Chief Operating Officer of Profile Therapeutics plc, a listed drug delivery and medical devices business, from 1997 to 2003. Prior to 1997 he was a corporate financier, latterly with Hambros Bank. He qualified as a Chartered Accountant in 1990.

4. Michael Garner
Non-Executive Deputy Chairman
Michael Garner, Non-Executive Deputy Chairman, is 68 years old and was the Finance Director of TI Group PLC from 1979 to 1993. Since then he has been a Non-Executive Director of a number of companies including Enterprise Inns plc from September 1995 to January 2005. He was a founder member of the Accounting Standards Board and has been a member of The Hundred Group of Finance directors since 1978. He is the Chairman of the Audit Committee.

5. Professor Charles Cummings
Non-Executive Director
Professor Charles Cummings, Non-Executive Director, is 70 years old and is the director Emeritus of Otolaryngology – Head and Neck Surgery at the Johns Hopkins Hospital in Baltimore, Maryland, US and is on the Board of Directors of Johns Hopkins Medicine. He has written over 125 scientific papers, is a past president of both the American Society for Head and Neck Surgery and the American Academy of Otolaryngology, Head and Neck Surgery and has served on the American Board of Otolaryngology for 19 years.

6. Dr Charles Goodson-Wickes D.L.
Non-Executive Director
Dr Charles Goodson-Wicks, Non-Executive Director, is 60 years old and is qualified both as a physician and a barrister. He has held appointments in the NHS, has seen active service in the Army as a Medical Officer and built up his occupational medicine practices. He was a Member of Parliament for 10 years, serving as Parliamentary Private Secretary in three Government departments. He currently holds a number of Non-Executive Directorships. He is Chairman of the Remuneration Committee.

7. Keith Krzywicki
Non-Executive Director
Keith Krzywicki, Non-Executive Director, is 61 years old and has over 30 years' experience in the Pharmaceutical Industry with responsibility for manufacturing and commercial operations. He has held Chief Executive positions in Denmark and Belgium and from 1990 until 2003 was President of Pharmacia Ltd, UK and Ireland.

DIRECTORS' REPORT

The Directors present their report and audited financial statements for the year ended 31 December 2005.

Principal Activities

The Group designs, develops, manufactures and markets advanced surgical systems. It develops innovative tissue management and visualisation systems for minimally invasive surgery.

A full discussion of the Group's results, activities and future developments can be found in the Chairman's Statement, the Business Reviews and the Financial Review on pages 02 to 25.

Results and Dividends

The audited financial statements are set out on pages 44 to 79. The Group made a profit after taxation for the year ended 31 December 2005 of £6,276,000 (2004 profit after taxation of £8,483,000). The Directors do not recommend the payment of a dividend.

Directors

The Directors who held office during the year were:

BL Steer	Executive Chairman
SJB Shaw	Chief Financial Officer
GR Davis	Chief Operating Officer (appointed as director 1 April 2005)
MF Garner	Independent Non-Executive Director, Deputy Chairman and Senior Independent Director
C Goodson-Wickes	Independent Non-Executive Director
KT Krzywicki	Independent Non-Executive Director
CW Cummings	Independent Non-Executive Director
NM Goble	Non-independent Non-Executive Director (resigned 15 March 2006)

Remuneration

Details of Directors' remuneration is included in the Directors' Remuneration Report on pages 37 to 42.

Substantial Shareholdings

At 1 March 2006, substantial interests in the issued share capital of the Company, notified and registered in accordance with section 198 of the Companies Act 1985, were as follows:

	Number of ordinary shares	Percentage of issued share capital
Fidelity Investments	15,825,531	10.84%
Framlington Investment Management	9,329,136	6.38%
Scottish Widows	8,427,377	5.77%
Legal & General Group	7,186,445	4.95%
Aviva plc	5,810,884	4.00%
Royal London Asset Management	5,041,784	3.47%
Standard Life Investments	4,751,165	3.27%

Directors' Interests in Shares

The interests of the Directors and their families in the share capital of the Company appearing in the register of director's interests were as follows:

	Ordinary shares 31 December 2005	Ordinary shares 31 December 2004
Executive		
BL Steer (note 1)	572,865	552,865
SJB Shaw	18,000	10,000
GR Davis (note 2)	4,000	–
Non-executive		
MF Garner	20,010	12,010
C Goodson-Wickes	10,000	6,586
KT Krzywicki	8,000	–
CW Cummings	4,500	2,500
NM Goble (note 3)	40,000	2,840,000

Notes:

(1) Includes 321,617 ordinary shares held by Royal and Sun Alliance Inc for the benefit of Mr BL and Mrs S Steer.

(2) Mr GR Davis held no shares at the time of his appointment to the Board on 1 April 2005.

(3) Comprises ordinary shares held by a family trust for the benefit of NM Goble and his family.

There have been no changes to Directors' shareholdings since 31 December 2005.

Directors' Interests in Contracts

None of the Directors had a beneficial interest in any contract of any significance in relation to the business of the Company or its subsidiaries at any time during the financial year with the exception of NM Goble's interest in Rhytec Limited. In December 2004 Gyrus invested in Rhytec Limited a company in which Dr Goble had a 12.3% interest at 31 December 2005. Gyrus's investment represents a minority 15.5% equity stake. Rhytec and Gyrus's Partnered Technologies Division work closely on the development and supply of products into the cosmetic and dermatological surgery market.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors of the Company is to be proposed at the forthcoming Annual General Meeting, to be held on 2 May 2006.

Corporate Governance

Application of the Principles set out in the Combined Code

Throughout the year to 31 December 2005, the Company complied with the provisions of the Revised Combined Code On Corporate Governance issued by the Financial Reporting Council in July 2003 except for the non-separation of the roles of Chairman and Chief Executive Officer which is explained below in the section headed 'Board of Directors'. The Board considers that it applies the principles of the Combined Code in an appropriate and effective manner. This is demonstrated as follows:

Board of Directors

Until 1 April 2005, the Group was managed by a Board of Directors comprised of seven Directors. The names of the Directors together with their biographical details are set out on page 29. All the Directors served throughout the period under review. From 1 April, the number of Directors was increased to eight with the appointment to the Board of GR Davis, Chief Operating Officer. Five of the Directors were Non-Executive Directors and, with the exception of Dr Goble, all the Non-Executive Directors are considered independent based on the guidelines in the Combined Code.
All of the Non-Executive Directors bring strong independent judgement and considerable knowledge and experience to bear in matters of strategy, performance, resources, corporate governance and financial control. From time to time, the Chairman holds meetings with the Non-Executive Directors without the executives present.

The Board meets at least seven times a year and has adopted a formal schedule of matters specifically reserved for its decision. This includes overall Group strategy, planning for the succession of the executive and the Board itself, approving appointments of Board Directors and of the Company Secretary, financing arrangements, material licensing transactions, acquisitions and disposals of companies, approval of the annual budget, major capital expenditure, risk management, treasury policies and the operation of internal controls. At each meeting the Board is briefed on issues arising, reviews the progress of the Group towards its objectives and monitors financial performance against budget.

The Company Secretary is responsible for advising the Board through the Chairman on all governance matters. All Directors have access to the advice and services of the Company Secretary. They are encouraged regularly to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for Non-Executive Directors. Newly appointed Directors are provided with appropriate induction training. The Board has established a procedure for Directors to take, if necessary, independent professional advice at the Group's expense. Appropriate Directors and Officers' liability insurance has been arranged by the Company.

All Board members receive monthly management accounts and regular management reports enabling them to review the Group's performance against agreed objectives. Regular reports and papers are circulated to Directors in a timely manner in preparation for Board and Committee meetings. This information includes items specifically requested by the Non-Executive Directors from time to time.

The terms and conditions of appointment of Non-Executive Directors are available for inspection by request at the Company's registered office during normal business hours and at the AGM.

The Board is led by BL Steer who holds dual responsibility as both Chairman and Chief Executive Officer. The Board is aware that Mr Steer's role as both Chairman and CEO is contrary to the recommendations of the Revised Combined Code. The current position derives from the origins of the Company and Mr Steer's entrepreneurial role in growing the organisation. It is planned that Mr Steer will relinquish responsibility at the end of 2007 and it is not envisaged that the role of Chairman and Chief Executive will be exercised by one individual following Mr Steer's retirement.
Mr Steer has no other significant business commitments.

The dual role performed by Mr Steer is balanced by a strong independent non-executive presence on the Board of Directors including an experienced Deputy Chairman and Senior Independent Director, MF Garner. In addition there is the Executive Committee which meets monthly and is responsible for the creation and implementation of Gyrus's strategy, reporting to the Gyrus Group PLC Board of Directors. In addition to the Executive Chairman, the Executive Committee includes four senior executives with clearly defined responsibilities: SJB Shaw, Chief Financial Officer, has responsibility for Finance, Legal and Investor Relations, GR Davis, Chief Operating Officer, has responsibility for Operations, Information Technology, Human Resources and the integration of the ACMI business acquired in 2005, TF Murphy, US-based Executive Vice President, has responsibility for sales and marketing and Frank D'Amelio, Chief Technology Officer, is responsible for research and development.

The Operating Board, which comprises the Executive Committee, the Divisional Presidents, the US-based Group Vice President of Finance and the Vice President of Legal Affairs, is primarily responsible for the implementation of Group Strategy and tactical development. It meets at least six times per year.

DIRECTORS' REPORT CONTINUED

The number of full Board Meetings and Committee meetings attended by each director during the year was as follows:

Name	Scheduled Board Meetings	Audit Committee	Remuneration Committee	Nomination Committee
BL Steer	8	N/A	N/A	2
SJB Shaw	8	N/A	N/A	N/A
GR Davis	8	N/A	N/A	N/A
MF Garner	8	3	6	2
C Goodson-Wickes	8	3	6	2
KT Krzywicki	8	3	N/A	N/A
CW Cummings	8	N/A	6	N/A
NM Goble	3	N/A	N/A	N/A
Number of meetings in 2005	8	3	6	2

In addition to the scheduled full Board Meetings there were three additional Board meetings and three additional Remuneration Committee meetings to consider specific matters which were all properly constituted.

Appointments to the Board and Re-election of Directors

There is a Nomination Committee to consider the appointment of new Directors and make recommendations to the Board. All Directors' terms of appointment are governed by the Company's Articles of Association requiring that all Directors should be subject to election by shareholders at the first AGM following their appointment and that at each AGM one third of the Directors retire and submit themselves for re-appointment.

During the year, the Board approved that GR Davis be appointed as an Executive Director with effect from 1 April 2005 and shareholder approval of this appointment was obtained at the 2005 AGM. Mr Davis was a Non-Executive Director of the Company from October 1997 to September 2003 when he relinquished his role as Non-Executive Director to take up his current position as Chief Operating Officer with the Group.

Since the year-end Dr Goble has resigned as a Non-Executive Director in order to focus on his role as CEO of Rhytec Limited, a company in which the Group has an equity investment.

SJB Shaw retires by rotation pursuant to Article 113 of the Articles of Association and stands for re-election at the forthcoming AGM.

The Companies Articles do not require Board members to retire at 70 years of age but as a matter of best practice board members over 70 years stand for re-election on an annual basis, accordingly BL Steer and CW Cummings stand for re-election at the forthcoming AGM.

MF Garner and C Goodson-Wickes, who have already served eight years as independent Non-Executive Directors and were re-elected at the 2005 AGM for one year, retire and submit themselves for re-election at the forthcoming AGM for a further year. The Board has undertaken rigorous formal performance reviews and has concluded that both Directors continue to be effective and to demonstrate independence and commitment.

In order to give effect to the Nomination Committee's recommendation to extend BL Steers' contract of service until 31 December 2007, a resolution to approve this extension will be put to the forthcoming AGM.

Biographical details of all Directors standing for re-election at the AGM and the Board's reasons for recommending their re-election are contained in the Notice of AGM which will be sent to all shareholders.

Board Performance Evaluation

A formal process of Board performance evaluation was followed during the year which included individual completion by all Board members of questionnaires regarding the effectiveness of the Board and of each of the Board committees together with discussion by the Board of the performance evaluation results and agreement of actions arising. Individual evaluations of each Board member were performed by the Chairman and discussed with the relevant Director on a one to one basis. The independent Non-Executive Directors, led by the Senior Independent Director meet annually to conduct a performance evaluation of the Chairman and take into account the views of the executive Directors.

Board Committees

Audit Committee

The Audit Committee is comprised of three Non-Executive Directors, MF Garner (Chairman), C Goodson-Wickes and KT Krzywicki.

The Chairman of the Audit Committee has a wealth of experience in finance in both an executive and non-executive capacity. The Board considers that Mr Garner provides the Audit Committee with the necessary recent and relevant financial experience required by the Smith guidelines and the Combined Code. His biographical details can be found on page 29.

The main responsibilities of the Committee as defined under its agreed terms of reference are:

- To review the appointment of the external auditor and assess the independence of the external auditor.
- To review and recommend the audit fee to the board and pre-approve any fees in respect of non audit services provided by the external auditor and to ensure that the provision of non audit services does not impair the external auditors' independence or objectivity.
- To review with the external auditor the nature and scope of the external audit.
- To review the external auditor's management letter and management's response.
- To regularly review the need for a formal internal audit function and make appropriate recommendations to the Board.
- To review the Company's procedures for handling allegations from whistleblowers.
- To review management's reports on the effectiveness of systems for internal financial control, financial reporting and risk management.
- To review, and challenge where necessary, the actions and judgements of management in relation to the interim and annual financial statements before submission to the Board.
- To review the Company's statement on internal control systems prior to endorsement by the Board and to review the policies and processes for identifying and assessing business risks and the management of those risks by the Company.

The Audit Committee meets at least three times a year to discharge its responsibilities and provides the forum through which the Group's external auditors report to the Board. Executive Directors and finance management are regularly invited to attend Audit Committee meetings but the Committee meets at least annually with the external auditor in the absence of executives and management.

The Audit Committee continually reviews the need for a formal internal audit function. Despite the increase in size of the Group during 2005, in the light of the involvement of Group finance staff in regular reviews of the finances and controls operating in subsidiary companies, the Audit Committee has concluded that a separate internal audit department is not required at this stage in the Group's development. However, the Audit Committee and management have agreed to increase the amount of time spent by finance staff on internal audit and peer review duties and to formalise the reporting of such activities to the Audit Committee.

External auditor objectivity and independence is safeguarded by a policy that any non audit services over £10,000, other than tax compliance and advisory work, must be pre-authorised by the Audit Committee and be supported by a tender process where appropriate. Details of the amounts paid to the external auditors during the year for audit and other services are set out on page 59 in note 5 to the financial statements.

Remuneration Committee

The Remuneration Committee is comprised of three Non-Executive Directors, C Goodson-Wickes (Chairman), MF Garner and CW Cummings. Details of the role and responsibilities of the Remuneration Committee and the Company's Remuneration Policy are given in the Directors' Remuneration Report on pages 37 to 42.

Nomination Committee

The Nomination Committee is comprised of three members, the Executive Chairman, BL Steer (Chairman of the Nomination Committee), Deputy Chairman and Senior Independent Director, MF Garner (Deputy Chairman of the Nomination Committee), and Non-Executive Director C Goodson-Wickes. The Committee meets at least once a year and more frequently when required. In 2005, the Committee met twice.

The main role of the Committee is to:

- Regularly review the structure, size and composition of the Board and make recommendations to the Board with regard to any adjustments it deems necessary.
- Prepare a description of the role and capabilities required for a particular appointment including the time commitment required.
- Identify and nominate for the approval of the Board suitable candidates to fill board vacancies.
- Recommend to the Board whether or not Directors retiring by rotation should be put forward for re-appointment at the next Annual General Meeting.
- Satisfy itself with regard to succession planning with regard to both Board and senior appointments.

The Executive Chairman does not chair the Nomination Committee when it deals with matters relating to the appointment of a successor to the Chairmanship of the Board or the role of CEO. The Deputy Chairman chairs the Nomination Committee on these occasions and may request the attendance of all the independent Non-Executive Directors.

The Nomination Committee intends to engage an external adviser to conduct a skills and attributes audit of the Senior Management Team in 2006. It has also determined to seek additional Non-Executive Director candidates as part of its broader succession planning remit.

The terms of reference for each of the Board Committee's may be obtained from the Company Secretary or from the Company's website: http://www.gyrusplc.com

Relations with Shareholders

Institutional Investors

The Group has designated BL Steer, Executive Chairman, and SJB Shaw, Chief Financial Officer, as its principal spokesmen with institutional investors, analysts, press and other interested parties. Meetings are held with the Group's institutional investors at least twice a year (following the interim and final results announcements). Visits to the Group's operating facilities are arranged on a regular basis depending upon demand

All members of the Board are encouraged to attend analyst or brokers' briefings to develop an understanding of the views of shareholders. In addition, the Executive Chairman and CFO provide feedback to the Board at least twice a year on issues raised with them in meetings with shareholders. The AGM is normally attended by all Directors and shareholders are invited to ask questions during the meeting and to meet with Directors after the formal proceedings.

The Senior Independent Director, MF Garner, is available to shareholders if they have concerns for which the normal channels of communication through the Executive Chairman or CFO are inappropriate. Major shareholders are offered the opportunity to meet new Directors and investors may request meetings with Directors, including the Senior Independent Director.

Private Investors

All shareholders are sent copies of the Interim and Annual Reports and are given notice to enable them to attend the Company's Annual General Meeting and any Extraordinary General Meetings. Shareholders whose shares are held by nominees may receive the information on request.

Information on the Group, its products and technology, press releases, and the Interim and Annual Reports may be found on the Group's website: http://www.gyrusplc.com

Internal Control

The provisions of the Code in respect of internal controls require that Directors review all controls including operational, compliance and risk management, as well as financial controls.

The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's system of internal control during the period covered by the Annual Report and Accounts and for the period to the date of approval. The Directors acknowledge their responsibility for ensuring that the Group maintains an adequate system of internal control and for reviewing its effectiveness. However, it is noted that any system of internal control can only be designed to manage rather than to eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The key elements of the Group's internal control system are as follows:

Control environment

- An organisation structure with clearly defined responsibilities and levels of authority.
- A system of budgetary control.
- The appointment of experienced and professional staff with the necessary ability to fulfil their allotted responsibilities.
- Regular monitoring of key areas of business risk.
- An approved Group policies and procedures manual and a self-certification process for management to confirm compliance.

Control Procedures, Monitoring and Risk Assessment

The Group has a framework of control procedures that are communicated to all relevant employees.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. The risk assessment process involves the senior management of all the Group's businesses in addition to the Group's executive Directors and the Executive Committee. The results of these assessments are summarised and the results reviewed regularly by the Board. In line with the Turnbull guidance, the process is designed to enable management to determine the likelihood of the risk, the adequacy of controls in place to minimise the occurrence of the risk and the appointment of an individual to be responsible to the Board for mitigating or managing that risk.

Management Information

The Group has a comprehensive process of medium term planning, annual budgets, mid-period forecasts and detailed monthly reporting of performance against budget. The annual budgets are reviewed and revised, if appropriate, by the executive Directors before formal approval by the Board. The Group seeks continuous improvement of its management information systems.

Going Concern

After making detailed enquiries, the Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and accordingly continues to adopt the going concern basis in preparing the financial statements.

EU-adopted International Financial Reporting Standards

For reporting periods on or after 1 January 2005, the consolidated accounts of the Group must comply with EU-adopted International Financial Reporting Standards (IFRS) and accordingly the 2005 financial statements have been prepared under IFRS. The Company only Financial Statements have been prepared under UK GAAP (UK Generally Accepted Accounting Practice).

Employees

The Group continued its policy of providing regular information on the financial performance, business activities and related matters to all employees. Extensive team briefing is operational in the Group to ensure employee awareness of factors affecting Group performance and their involvement in decisions.

Group policy with regard to disabled people is to provide equal employment opportunity by giving full and fair consideration to their applications for employment and continuing employment, wherever possible, of employees who become disabled and providing suitable opportunities for their training, career development and promotion.

Policy on payment of suppliers

It is the Group's policy to agree the terms of payment with all suppliers when entering into a transaction, to ensure that all suppliers are aware of the terms of payment and pay them in accordance with their agreed terms and conditions. The Group's average creditor payment period at 31 December 2005 was 35 days (2004: 27 days) and the Company's average creditor payment period at 31 December 2005 was 33 days (2004: 41 days).

Donations and contributions

During the year the Group made charitable donations of £19,173 (2004: £5.314). No political donations were made during the current or preceding year.

Market value of land

In the opinion of the Directors there is no material difference between the market value of the land owned by the Group and the value included in the balance sheet.

By order of the Board

R Honig
Company Secretary
15 March 2006

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Statement of Directors' Responsibilities in respect of the Annual Report and the financial statements
The Directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements, in accordance with applicable law and regulations.

Company law requires Directors to prepare Group and Parent Company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with IFRS as adopted by the EU and have elected to prepare the Parent Company's financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group, the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The Parent Company's financial statements are required by law to give a true and fair view of the state of affairs of the Parent Company.
In preparing each of the Group and Parent financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- for the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company's financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

DIRECTORS' REMUNERATION REPORT

Consideration of matters relating to Directors' remuneration
The Remuneration Committee currently comprises three Non-Executive Directors, C Goodson-Wickes (Chairman), MF Garner and CW Cummings. All of these Non-Executive Directors are independent. The Executive Chairman and other senior executives attend meetings from time to time at the invitation of the Committee.

The Committee meets at least four times a year and more frequently when required, as was the case in 2005 when the Company introduced a new Long Term Incentive Plan and considered retention and remuneration issues associated with senior staff joining the Group as a result of the acquisition of ACMI. It performs its duties under formal terms of reference which include determining with the Board the Company's broad policy for executive remuneration and, within the terms of this agreed framework, determining the total individual remuneration packages (including pension rights, performance-related bonus plan and share option awards) for each of the Executive Directors and the Operating Board. In addition to authorising the granting of share options to executives and other employees within the rules of the existing share plans, the Remuneration Committee is responsible for making appropriate recommendations to the Board with regard to the introduction of, or changes in, share option plans or other long term incentive arrangements.

No director or manager is involved in any decisions as to his or her own remuneration. The Committee is consulted on, and notified of, all senior management appointments and related remuneration. It is also consulted on major organisational change.

Fees for Non-Executive Directors are proposed by the Executive Chairman, after taking into account fees paid by similar companies, and are approved by the Board.

The Remuneration Committee has access to independent advice where it considers it appropriate. During the year such advice was received from New Bridge Street Consultants LLP, which is the Remuneration Committee's retained adviser. New Bridge Street Consultants have no other connection with the Group and did not provide any other services to any company in the Group during the financial year other than advising the Executive Chairman during a review of fees for the Non-Executive Directors.

Remuneration Policy
Remuneration policy centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of Executive Director and senior manager for each individual function, taking into account the Group's particular activities and its stage of development. The remuneration packages are also designed to align the interests of shareholders and executives with a view to encouraging commitment to the development of the Group for the long term enhancement of shareholder value. In determining remuneration packages for senior executives the Board has regard to pay and conditions elsewhere in the Group.

The policy in respect of Directors' remuneration for the forthcoming year is as follows:

Policy on relative importance of performance linked and non-performance linked pay
It is the Group's policy to emphasise the performance linked element of remuneration as it believes this policy to be in the interests of shareholders. It does this by rewarding executives with a remuneration package incorporating a moderate basic salary, which is not performance linked, together with participation in the performance linked Annual Bonus Plan and Share Incentive Plans. The potential remuneration linked to performance is intended to be a significant proportion of the total remuneration package. At the 'target' level for incentives it is estimated that 40-45% of total pay comprises performance-related pay.

Basic Salaries
Executive Directors' salaries are normally reviewed annually taking into consideration individual performance over the previous 12 months and pay and employment conditions elsewhere in the Group. The Remuneration Committee also uses information provided by its advisor relating to rates of pay for similar positions in similar businesses and in UK companies with a similar market capitalisation. Basic salaries and total remuneration are set at broadly market median levels. A salary review was undertaken during the year, with effect from 1 August 2005, which took account of the Executives' increased responsibilities in the enlarged Group following the acquisition of ACMI.

Pensions
The Group contributes 10% of basic salary to a non-contributory defined contribution pension scheme for SJB Shaw and GR Davis. BL Steer, Executive Chairman, receives an annual pension contribution of £98,000 with payments being spread equally over the year. The contributions are made to a non-contributory defined contribution scheme. The Remuneration Committee considers this appropriate in the context of his total remuneration package and there remains a sensible balance between fixed and performance related remuneration. Actual contributions for Executive Directors to pension plans in 2005 are shown in the Directors' emoluments table on page 40. Non-Executive Directors' fees are non-pensionable.

Performance Related Annual Bonus Plan
Annual bonus payments are conditional upon demanding performance criteria so as to align incentive awards paid to Directors directly with the interests of shareholders. For 2006 bonuses will be payable on achievement of demanding profit before tax targets. As in previous years, a maximum of 50% of an Executive Director's average basic salary for the financial year under review is payable for achievement at the targeted level, where the target is designed to be stretching but achievable. In addition, the Executive Committee, including the Executive Directors, have an opportunity to increase their bonus potential to a maximum of 100% of basic salary if reported Group earnings performance exceeds the already demanding target. The additional bonus above 50% and up to 100% of basic salary is payable for the achievement of predetermined Group earnings targets and requires exceptional Group performance for the full bonuses to be earned. Bonuses paid to Executive Directors relating to the Group's performance in 2005 are shown in the Director's emoluments table on page 40. The Non-Executive Directors do not participate in the annual bonus plan.

Long Term Incentive Plans
The Board believes that share participation plans are an important element in attracting, retaining and rewarding executives and employees, and aligning their interests with those of shareholders. The majority of employees of the Group are able to participate in either the Save As You Earn Scheme or US Employee Share Purchase Plan following an initial period of service. As reported in the 2004 Remuneration Report, the Remuneration Committee undertook a comprehensive review of long term incentive arrangements for senior executives at the end of 2004 and concluded that the existing Executive Share Option Scheme ('ESOS') should be replaced with a new Long Term Incentive Plan. A resolution to adopt the 2005 Long Term Incentive Plan ('LTIP') was approved at the 2005 AGM. Under the LTIP, senior executives and other employees may be granted a conditional award of free shares which will normally only vest if demanding performance conditions are achieved over a three-year period and if the grantee remains an employee of the Group. The LTIP is now the primary long term incentive plan for senior executives and it is envisaged that the Executive Directors and other senior executives will receive an annual award under the plan. Following the adoption of the LTIP, it is intended that no further options will be granted under the ESOS, other than in exceptional circumstances or to meet the requirements of jurisdictions where the LTIP is non-operable.

Under the terms of the 'Plan', normally an individual may not receive awards in any financial year over shares having a market value on grant in excess of 100% of his or her annual salary in that financial year and Executive Directors are expected to retain no fewer than 50% of shares acquired upon the vesting of awards under the LTIP, net of taxes, until such time as, in combination with any other shares the executives may have acquired, they hold shares with a value equivalent to 100% of base salary.

The Remuneration Committee believes that the LTIP provides a good link between reward and performance and aligns the interests of executives and investors.

LTIP Performance conditions
Vesting of awards under the LTIP is subject to the achievement of stretching performance conditions based on growth in the Company's earnings per share over a fixed three-year period, beginning on the first day of the financial year in which the award is granted, with no provision to retest. The Committee considers that EPS growth alone is the most appropriate measure of performance for the time being as it allows the Company to grant and structure awards in both the UK and US on the same basis, where previously under the ESOS only options granted in the UK were subject to a performance target, based on Total Shareholder Return. As awards are also granted to US employees, it was not felt appropriate to have a UK measure of inflation as a benchmark against which to compare EPS growth and therefore the performance condition has not been expressed as RPI+% growth. This fact has been taken into account in determining the growth rates for the purposes of performance conditions.

All awards will lapse at the end of the applicable performance period to the extent that the applicable performance condition has not been satisfied. In the event of an offer for the Company being accepted by the Board during the performance period, the LTIP awards shall vest at completion to the extent that applicable performance conditions have been satisfied.

Performance Conditions for the 2005 LTIP Awards
The first award was made under the LTIP in May 2005 shortly after the approval of the plan by shareholders at the 2005 AGM.

For these initial awards (including awards to employees in the US) the performance conditions were described in the details of the plan circulated to shareholders in the AGM notice. Vesting of an award is based on the growth in the Company's earnings per share ('EPS') from a 2004 base, as follows:

Average annual Adjusted EPS growth over three financial years	Proportion of Award Vesting
8% (i.e. 24% over 3 years)	25%
18% (i.e. 54% over 3 years)	100%
8% to 18%	Between 25% and 100% on a pro rata basis

In connection with the acquisition of ACMI, the Remuneration Committee agreed that a special one-off award should be made to approximately 25 senior executives within the enlarged Group under the 2005 Long Term Incentive Plan. Although shareholder approval was not required for this award, as a matter of good corporate governance and transparency with shareholders, a separate resolution was proposed and approved at an Extraordinary General Meeting in July 2005. In determining these additional awards, the Remuneration Committee was satisfied that the acquisition would materially transform the Company and that the additional LTIP award, which is subject to extremely demanding EPS performance conditions, would provide a significant and meaningful incentive to reward the effective and efficient integration of ACMI into the enlarged Group. In exceptional circumstances, the rules of the LTIP provide that the Remuneration Committee may grant awards in excess of the one times salary limit and the grant levels to individual Directors and Executive Committee members were over shares worth between approximately 100% and 400% of salary.

The performance condition to determine vesting of the special award is also based upon growth in EPS over three financial years using the 2004 EPS as a base. The growth targets start at the top end of the performance condition for the annual award and are more stretching to reflect the significance of the special award. Furthermore, the vesting levels are significantly geared towards the achievement of targets at the upper end of the EPS growth range. The EPS growth targets are as follows:

Average annual Adjusted EPS growth over three financial years	Proportion of Award Vesting
18%-20%	0-9% pro rata
25%	17.5%
30%	40%
35%	66%
40%	100%
	Straight line interpolation between the points

The Remuneration Committee is satisfied that the range of targets is a stretching incentive and the award strongly aligns the interests of executives and investors. In the light of this award, the Remuneration Committee has modified its policy regarding shareholding guidelines for Executive Directors by increasing the required level of shareholding from 100% to 200% of annual salary.

In the case of both the normal and 'special' LTIP awards in 2005, the performance conditions will not be subject to retesting and EPS is the Adjusted Basic EPS excluding amortisation of intangible assets, charges relating to share based payments and, at the discretion of the Remuneration Committee, exceptional items such as restructuring costs. The Remuneration Committee is required to ensure that there is consistency of treatment in the calculation of EPS under International Financial Reporting Standards.

Service Contracts

The Company has service contracts with its Executive Directors. It is Company policy that contracts should contain notice periods of not more than 12 months. The Company's policy is that the Company shall be entitled to terminate the appointment immediately by paying to an Executive Director a payment in lieu of notice which shall be calculated with regard to the director's common law duty to mitigate his loss.

Details of the contracts currently in place for Executive Directors who served during 2005 are as follows:

	Date of contract	Notice period required from Company	Notice period required from director	Provision for compensation for loss of office
BL Steer	25 June 2002 as amended 6 May 2004	six months	six months	Payment in lieu of notice – six months basic salary only
SJB Shaw	9 September 2003	six months	six months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss
GR Davis	9 September 2003	six months	six months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss

All of the Executive Directors' service contracts are rolling contracts except for Mr Steer's contract which expires when he relinquishes his responsibilities. It is planned that Mr Steer will relinquish responsibility at the end of 2007.

Non-Executive Directors' terms of appointment are governed by contracts for services. The contracts outline the role of the Non-Executive Director, fees to be paid, anticipated time commitment necessary to meet the expectations of the role, and the need to retire and submit themselves for re-appointment at least once every three years. The contract can be terminated by either party upon six months' written notice. There is no provision for compensation to be payable upon early termination of the contracts.

DIRECTORS' REMUNERATION REPORT CONTINUED

The Board believes that the holding of other Directorships outside the Company by Executive Directors is beneficial for the Group in terms of training and experience. It is therefore the Company's policy that Executive Directors may hold other Directorships and may retain any fees from these Directorships, as long as the company concerned is not in a competing business and the time spent on the outside Directorship does not interfere with the director's role within the Company. During 2005, Mr Davis and Mr Shaw had reported earnings of £12,000 and £25,000 respectively from other Non-Executive Directorships.

Auditable Information

Individual Aspects of Remuneration

Details of individual emoluments and compensation

The emoluments in respect of qualifying services and compensation of each person who served as a director during the year were as follows:

	Salaries/fees 2005 £000	Performance related annual bonuses 2005 £000	Benefits 2005 £000	Total emoluments excluding pensions 2005 £000	Total emoluments excluding pensions 2004 £000	Pension contributions 2005 £000	Pension contributions 2004 £000
Executive							
BL Steer (Chairman)	278	278	19	575	464	98	98
GR Davis	204	204	32	440	–	22	–
SJB Shaw	180	180	17	377	317	18	16
NM Goble	–	–	–	–	131	–	14
Non-executive							
MF Garner	54	–	–	54	50	–	–
C Goodson-Wickes	42	–	–	42	40	–	–
KT Krzywicki	31	–	–	31	30	–	–
CW Cummings	31	–	–	31	30	–	–
NM Goble	30	–	–	30	13	–	–
Total	850	662	68	1,580	1,075	138	128

Notes:

1. No payments were made to any director in respect of compensation for loss of office in 2005 or 2004
2. Benefits receivable consist of the provision of cars and car allowances, life assurance and medical cover
3. C Goodson-Wickes' fees are paid to Medarc Limited, a company controlled by him.
4. Pension contributions represent payments made to defined contribution schemes. Non-Executive Directors are not entitled to retirement benefits.
5. In 2005 the executives achieved the target level set in the 2005 bonus plan under which they could receive a bonus of 50% of basic salary and also achieved the out-performance element of the bonus plan which was based on the degree to which the Group surpassed its target profit before tax and under which they could receive up to a further 50% of basic salary, making maximum bonus achievable 100% of basic salary.
6. GR Davis spends the majority of his time in Boston where he receives normal benefits in kind such as accommodation, utilities and a car allowance. The total value of his US-based benefits amounted to £14,000 (2004: £nil).

Directors' holdings in share participation plans

Summary particulars of the Group's share participation plans are given in note 16 to the financial statements. Details of the holdings of those Directors who served during the year are as follows:

	Plan title	At 01/01/05	Lapsed/ cancelled in 2005	Granted during 2005	Exercised during 2005	At 31/12/05	Exercise price	Date from which exercisable	Expiry date	Performance conditions Note:
BL Steer										
Share options	1997 Approved	15,000	–	–	–	15,000	159.5p	15/07/2001	15/07/2008	1
		6,078	–	–	–	6,078	330.0p	16/10/2003	16/10/2010	1
Share options	1997 Unapproved	23,922	–	–	–	23,922	330.0p	16/10/2003	16/10/2007	1
		148,055	–	–	–	148,055	264.5p	29/06/2004	29/06/2008	2
		151,316	–	–	–	151,316	265.0p	25/03/2005	25/03/2012	3
		34,354	–	–	–	34,354	155.0p	16/10/2005	16/10/2012	3
		265,822	–	–	–	265,822	197.5p	16/10/2006	16/10/2013	3
Performance Share Plan	2005 Long Term Incentive Plan	–	–	39,690	–	39,690	N/A	01/06/2008	01/06/2015	5
		–	–	363,636	–	363,636	N/A	21/07/2008	21/07/2015	6
SJB Shaw										
Share options	1997 Approved	15,189	–	–	–	15,189	197.5p	16/10/2006	16/10/2013	3
Share options	1997 Unapproved	106,329	–	–	–	106,329	197.5p	16/10/2006	16/10/2013	3
		69,533	–	–	–	69,533	240.0p	25/10/2007	25/10/2014	4
Employee purchase plan	Save As You Earn	9,552	–	–	–	9,552	173.0p	01/12/2009	31/05/2010	N/A
Performance Share Plan	2005 Long Term Incentive Plan	–	–	25,643	–	25,643	N/A	01/06/2008	01/06/2015	5
		–	–	272,727	–	272,727	N/A	21/07/2008	21/07/2015	6
GR Davis										
Share options	1997 Approved	15,189	–	–	–	15,189	197.5p	16/10/2006	16/10/2013	3
Share options	1997 Unapproved	121,519	–	–	–	121,519	197.5p	16/10/2006	16/10/2013	3
		78,975	–	–	–	78,975	240.0p	25/10/2007	25/10/2014	4
Employee purchase plan	Save As You Earn	2,190	–	–	–	2,190	173.0p	01/12/2007	01/06/2008	N/A
	Save As You Earn	–	–	2,200	–	2,200	255.0p	01/12/2008	01/06/2009	N/A
Performance Share Plan	2005 Long Term Incentive Plan	–	–	29,160	–	29,160	N/A	01/06/2008	01/06/2015	5
		–	–	272,727	–	272,727	N/A	21/07/2008	21/07/2015	6

Notes:

1. These share options were not subject to performance conditions because they were granted before November 2001 when performance conditions were introduced under the Gyrus Share Option Policy.
2. These share options were granted with performance criteria requiring the Company's earnings per share growth to exceed inflation by an average of 3% per annum over a three-year period, measured from a base point of 3 pence.
3. These share options were granted with performance conditions based on Total Shareholder Return (TSR) over a three-year period beginning on the first day of the Company's financial year in which the grant of options is made. Assessment of achievement of the performance conditions is made by comparison to a list of companies from the Techmark Mediscience Index which are ranked in order of TSR. In order for 100% of the options to be exercisable Gyrus's TSR must be in the upper quartile relative to the comparator companies. At median ranking only 50% of the options will be exercisable and between median and upper quartile the percentage exercisable will be prorated between 50% and 100%
4. Share options granted in October 2004 have performance based on TSR with assessment of the achievement of the performance condition by comparison to the FTSE Small Cap Index. In order for options to be exercisable Gyrus's TSR must exceed the median of the FTSE Small Cap Index
5. Performance conditions are based on earnings per share growth over a three-year period as described in detail under Performance Conditions for the 2005 LTIP awards.
6. Represents the one-off special LTIP award whose performance conditions are based on earnings per share growth over a three-year period as described in detail under Performance Conditions for the 2005 LTIP awards.

The market price of ordinary shares at 31 December 2005 was 380 pence and the range during 2005 was 214 pence to 381 pence. All option prices are based on the mid market quotation (MMQ) from the Daily Official List as per the scheme rules. In the case of the UK schemes this was based on the MMQ on the day of grant for all grants before October 2003, and on the day preceding the grant for those issued thereafter. All grants made under the US schemes are based on the MMQ on the day preceding grant. All of the options were granted for nil consideration.

Directors exercised no share options in 2005. In 2004, BL Steer was the only director to exercise share options, exercising options over 75,000 shares on 20 October 2004. The gain on exercise was £90,375.

The Non-Executive Directors do not participate in the share option schemes.

Total Shareholder Return (TSR)
The following graph charts the total cumulative shareholder return of the Company from 31 December 2000 to 31 December 2005, in accordance with paragraph 4 of the Directors' Remuneration Report Regulations 2002, relative to the FTSE Small Cap Index:



250
200
150
100
50
0
Value (£)
2000
2001
2002
2003
2004
2005
Gyrus Group Plc
FTSE Small Cap Index

The graph shows the value, by the end of 2005, of £100 invested in Gyrus compared with £100 invested in the FTSE Small Cap Index on 31 December 2000.

Save As You Earn Scheme (SAYE)/US Employee Stock Purchase Plan
All Executive Directors with UK contracts are eligible to participate in the Save As You Earn Scheme operated by the Company. A maximum of £250 per month may be contributed into the scheme and contracts are entered into for a period of three or five years. Executive Directors with US service contracts are eligible to participate in the Employee Share Purchase Plan as described in note 16 to the accounts whereby US employees can enter into a 12 month contract to contribute up to the lower of US$375 or 10% of salary per month to purchase shares in the Company at a 15% discount at the end of the 12 month period.

Annual General Meeting
An ordinary resolution seeking the approval of the Remuneration Report will be proposed at the forthcoming Annual General Meeting on 2 May 2006.

Charles Goodson-Wickes
Chairman of the Remuneration Committee
15 March 2006

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GYRUS GROUP PLC

We have audited the Group and Parent Company financial statements (the 'financial statements') of Gyrus Group Plc for the year ended 31 December 2005 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group Cash Flow Statement, The Group Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the Parent Company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the statement of Directors' Responsibilities on page 36.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:
- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the Parent Company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice of the state of the Parent Company's affairs at 31 December 2005; and
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Arlington Business Park, Theale
Reading RG7 4SD
15 March 2006

CONSOLIDATED INCOME STATEMENT YEAR ENDED 31 DECEMBER

	Note	2005 pre-acquisition of American Cystoscope Makers Inc and restructuring costs £000	Acquisition of American Cystoscope Makers Inc £000	Restructuring (Note 3) £000	Impact of fair value adjustments on acquired inventory and option accounting (notes (a) and (b)) £000	2005 £000	2004 £000
Revenue	1	99,945	50,431	–	–	150,376	86,930
Cost of sales		(38,201)	(23,805)	(57)	(4,686)	(66,749)	(35,570)
Gross profit		61,744	26,626	(57)	(4,686)	83,627	51,360
Other operating income	4	1,501	–	–	–	1,501	641
Selling and distribution expenses							
– Selling and distribution		(26,448)	(12,507)	(1,206)	–	(40,161)	(23,158)
– Amortisation of intangibles		–	(2,524)	–	–	(2.524)	–
Research and development expenses							
– Research and development		(10,618)	(2,473)	–	–	(13,091)	(7.139)
– Amortisation of intangibles		(57)	(1,349)	–	–	(1,406)	–
General and administrative expenses		(13,365)	(3,057)	(1,106)	–	(17,528)	(11,629)
Operating profit		12,757	4,716	(2,369)	(4,686)	10,418	10,075
Financial income	7	151	104	–	2,972	3,227	932
Financial expenses	8	(3,149)	(2,569)	–	(992)	(6,710)	(1,020)
Profit before taxation		9,759	2,251	(2,369)	(2,706)	6,935	9,987
Taxation	9	(3,783)	443	900	1,781	(659)	(1,504)
Profit for the year		5,976	2,694	(1,469)	(925)	6,276	8,483
Earnings per ordinary share							
Basic	17					5.6p	10.2p
Diluted	17					5.4p	10.1p

All activities were in respect of continuing operations.

(a) Fair value adjustment on acquired inventory

As required by IFRS 3 (Business Combinations) at the date of acquisition of American Cystoscope Makers Inc finished goods were valued at the selling price less the costs of disposal and a reasonable profit allowance for the selling effort. Work in progress was valued at the selling price of the finished goods less costs to complete, costs of disposal and reasonable profit allowance for completing and selling the goods. Raw materials were valued at current replacement cost. The fair value adjustment arising as a result of this valuation exercise amounted to an increase in the value of inventories of £4,686,000. The inventory uplift reversed through the income statement over the inventory turn and the charge arising in the year ended 31 December 2005 was £4,686,000.

(b) Option accounting

On 16 June 2005 Gyrus announced the proposed acquisition of ACMI for a total consideration of $497 million. On the same date it entered a placing agreement to raise £116 million (net). In order to ensure that £116 million proceeds of the sterling capital raised would buy at least US$ 206 million required for settlement, regardless of movements in the US$:GBP£ exchange rate, Gyrus entered into an option agreement. The cost of the option was £992,000 and the terms of the option allowed for exercise up to 15 August 2005.

On completion, the sale of the option generated proceeds of £2,972,000 (a net gain of £1,980,000). This has been deemed an ineffective hedge under the provisions of IAS 39, and therefore the cost of the option and the sale proceeds thereof have been taken to financial expenses and financial income respectively.

As fully explained in accounting policies section (f), financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and IAS 39.

STATEMENT OF RECOGNISED INCOME AND EXPENSE YEAR ENDED 31 DECEMBER

	2005 £000	2004 £000
Exchange differences arising on translation of foreign operations	18,807	(8,326)
Deferred tax recognised on income and expenses recognised directly in equity	663	(187)
Cash flow hedges		
Changes in accounting policy relating to first-time adoption of IAS 39	115	–
Effective portion of changes in fair value of cash flow hedges net of recycling	579	–
Actuarial loss on defined benefit pension plan	(35)	–
	20,129	(8,513)
Profit for the year	6,276	8,483
Total recognised income and expense for the year	26,405	(30)

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

	Note	2005 £000	2004 £000
Assets			
Property, plant and equipment	10	20,057	10,396
Goodwill	11	288,027	90,709
Other intangible assets	11	110,288	265
Deferred tax asset	12	–	4,403
Total non-current assets		418,372	105,773
Inventories	13	33,140	13,434
Trade receivables	14	35,509	13,834
Other current assets	14	8,849	2,480
Cash and cash equivalents	15	20,194	7,263
Total current assets		97,692	37,011
Total assets		516,064	142,784
Equity			
Share capital	16	(2,785)	(2,160)
Share premium	16	(303,699)	(152,447)
Merger reserve	16	(3,860)	(3,860)
Other reserves	16	(10,467)	9,034
Retained earnings	16	19,306	27,780
Total equity		(301,505)	(121,653)
Liabilities			
Bank loan	18	(136,731)	–
Obligations under finance leases and hire purchase contracts	18	(146)	(126)
Deferred tax liabilities	12	(22,801)	–
Provisions	20	(3,219)	–
Other creditors	18	–	(8)
Total non-current liabilities		(162,897)	(134)
Bank overdrafts and loans due within one year	18	(13,123)	(8,928)
Trade and other payables	21	(37,476)	(11,685)
Current tax payable		(929)	(326)
Obligations under finance leases and hire purchase contracts	18	(134)	(58)
Total current liabilities		(51,662)	(20,997)
Total liabilities		(214,559)	(21,131)
Total equity and liabilities		(516,064)	(142,784)

These financial statements were approved by the Board of Directors on 15 March 2006 and were signed on its behalf:

SJB Shaw
Chief Financial Officer

BL Steer
Executive Chairman

CONSOLIDATED CASH FLOW STATEMENT YEAR ENDED 31 DECEMBER

	Note	2005 £000	2004 £000
Cash flows from operating activities			
Profit for the year		6,276	8,483
Adjustments for:			
Depreciation of property, plant and equipment	10	4,316	3,562
Amortisation of intangible assets	11	4,327	346
Loss/(profit) on disposal of property, plant and equipment		85	(263)
Financial income and expenses		5,463	88
Exchange loss/(gain) included in financial income and expenses		(1,062)	762
Fair value adjustment on acquired inventory and option accounting		2,705	–
Equity settled share based payment expense		1,570	324
Taxation		659	1,504
Operating cash flows before movement in working capital		24,339	14,806
(Increase)/decrease in inventories		(1,263)	856
Increase in trade and other receivables		(10,268)	(1,578)
Increase in trade and other payables		948	1,963
Cash generated from operations		13,756	16,047
Interest paid		(3,227)	(787)
Tax paid		(573)	(185)
Net cash from operating activities		9,956	15,075
Cash flows from investing activities			
Interest received		192	171
Proceeds on disposal of property, plant and equipment		–	417
Acquisition of property, plant and equipment	10	(4,238)	(2,657)
Acquisition of patents, trademarks and other intangibles	11	(56)	–
Expenditure on product development	11	(253)	(141)
Acquisition of subsidiaries (net of cash acquired)	2	(289,775)	400
Net cash from investment activities		(294,130)	(1,810)
Cash flows from financing activities			
Proceeds from issue of share capital	16	155,660	480
Proceeds from increase/(decrease) in borrowings		141,259	(10,380)
Repayment of obligations under finance leases		(133)	(113)
Net cash from financing activities		296,786	(10,013)
Net increase in cash and cash equivalents		12,612	3,252
Cash and cash equivalents at beginning of year		7,263	4,145
Effect of foreign exchange rate fluctuations on cash held		319	(134)
Cash and cash equivalents at end of year		20,194	7,263
Bank balances and cash		20,194	7,263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant accounting policies
Gyrus Group PLC is a company incorporated in the United Kingdom. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the 'Group').

The comparative figures for the financial year ended 31 December 2004 are not the Group's audited statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the Group's auditor and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

(a) Statement of compliance
The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the 'Group').

The Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ('adopted IFRS').

The Group is preparing its financial statements in accordance with IFRS as adopted for use in the EU for the first time and consequently has applied certain transitional provisions of IFRS 1. An explanation of how the transition to adopted IFRS has affected the financial position and financial performance of the Group is provided in note 25.

(b) Basis of preparation
The financial statements are presented in sterling, rounded to the nearest thousand. They are prepared on the historical cost basis except for derivative financial instruments that are stated at their fair value.

The accounting policies set out below have, unless otherwise stated, been applied consistently in all periods in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to adopted IFRS.

(c) Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(ii) Transactions eliminated on consolidation
Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(d) Foreign currency
(i) Foreign currency transactions
Transactions denominated in foreign currencies are recorded at the exchange rate ruling on the date of the transaction. Foreign currencies received are translated at the exchange rate ruling on the date of conversion. Monetary assets and liabilities denominated in foreign currencies, are translated into sterling at rates of exchange ruling at the balance sheet date. The resulting exchange differences are charged to the income statement for the year.

(ii) Foreign statements of foreign operations
On consolidation, the results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on the difference between the results of overseas operations translated at average monthly exchange rates and year-end rates are dealt with through the Group's translation reserve.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange risks and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Derivatives are recorded at fair value and any gains or losses on remeasurement of fair values are taken to the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged. The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

(f) Cash flow hedging

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instruments is recognised directly in the hedging reserve. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Comparative information for derivative financial instruments and hedging

The Group has taken advantage of the transitional arrangements of IFRS 1 not to restate corresponding amounts in accordance with the above policies. Instead the following policies were applied:

In the comparative period, all financial assets and liabilities were carried at cost. Gains and losses on forward exchange contracts treated as hedging instruments were not recognised in the income statement. On recognition of the hedged transaction the unrecognised gains and losses arising on the instrument were recognised, either in the income statement or in the carrying value of the associated asset or liability.

The following adjustments necessary to implement the revised policy have been made at 1 January 2005 with the net adjustment, to net assets, taken through the 2005 statement of recognised income and expense. Corresponding amounts for 2004 are presented and disclosed in accordance with the requirements of the Companies Act 1985 and FRS 4 in 2004. The main differences between the 2004 and 2005 bases of accounting are shown and described below.

Effect on the balance sheet at 1 January 2005	£000
Other financial assets	
Cash flow hedges	115
Hedging reserve	
Cash flow hedges	(115)

Effect on the income statement of the new policies

Recognition in the income statement of a net gain of £1,980,000 as a material non-recurring item in relation to what is recognised under IAS 39 as an ineffective hedge in respect of the sterling denominated equity portion of the consideration paid for ACMI.

Effect on the current year statement of recognised income and expense of the new policies

Gains and losses arising on cash flow hedges (to the extent effective), net of amounts recycled to the income statement for the period in respect of hedged transactions, resulted in a net gain of £579,000 being taken directly to the hedging reserve.

The effect of implementing the new policies on 1 January 2005 has resulted in a net credit taken directly to equity of £115,000.

The cash flow statement is unaffected by the change in accounting policy.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(ii) Leased assets

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The lease is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future instalments under such leases, net of finance charges, are included in creditors.

(iii) Depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives. Land is not depreciated. The estimated useful lives are as follows:

Fixtures, fittings and office equipment	3-10 years
Buildings	20 years
Leasehold improvements	term of lease
Plant and machinery	3-10 years
Placed equipment	3 years

Placed equipment relates to equipment placed in clinical settings to generate a stream of 'disposables' revenue. Utilisation of such equipment is measured and provision made where appropriate for impairment.

(h) Intangible assets

(i) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

In respect of acquisitions prior to 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under UK GAAP. The classification and accounting treatment of business combinations that occurred prior to 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at 1 January 2004 (see note 11).

On disposal of a subsidiary, the attributable amount of unamortised goodwill which has not been subject to impairment is included in the determination of the profit or loss on disposal.

(ii) Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Development expenditure arising from the Group's development activities is capitalised and amortised over the life of the product only if the Group can demonstrate the following:
- the technical feasibility of completing the asset so it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- that it is probable that the asset created will generate future economic benefits;
- there is the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the development cost of the asset can be measured reliably.

Where no intangible asset is recognised, development expenditure is recognised as an expense in the period in which it is incurred. Capitalised development costs are amortised over the life of the product, which is usually no more than 10 years.

(iii) Licensing agreements

Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

(iv) Intellectual property rights

Patents and trademarks are measured initially at purchase cost and amortised on a straight line basis over their estimated useful lives.

(v) Subsequent expenditure and amortisation
Subsequent expenditure on a capitalised intangible asset is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

On acquisition, intangible assets are identified and valued in accordance with IFRS 3.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the relevant intangible assets unless such life is indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Capitalised development costs	– 5-10 years
Acquired research and development	– As identified at acquisition date
Licensing agreements	– Life of the agreement or underlying patent
Intellectual property rights	– Life of the underlying right (e.g. patent)
Customer relationships	– As identified at acquisition date
Trademarks	– As identified at acquisition date

(i) Trade and other receivables
Trade and other receivables are stated at their fair value less impairment losses.

(j) Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on a first in first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is the price at which the inventory can be sold in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition. Provision is made where necessary for obsolete, slow-moving and defective inventory in determining net realisable value.

Finished goods acquired as a result of business combinations are valued at the selling price less the costs of disposal and a reasonable profit allowance for the selling effort. Work in progress acquired as a result of business combinations is valued at the selling price of finished goods less costs to complete, costs of disposal and a reasonable profit allowance for completing and selling the goods. Raw materials acquired as a result of business combinations are valued at current replacement cost. The fair value adjustment arising as a result of the valuation exercise is reduced over the period of the inventory turn of the acquired company. The resulting charge is taken to the income statement.

(k) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purposes only of the statement of cash flows.

(l) Impairment
At each balance sheet date, the Group reviews the carrying amounts of its tangible, intangible assets and financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is land or buildings at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. However, impairment losses relating to goodwill may not be reversed.

(m) Interest-bearing borrowings
Interest-bearing bank loans and overdrafts are recognised initially at fair value less attributable costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis.

(n) Employee Benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group has obligations to two defined benefit plans which were assumed on 21 July 2005 as part of the acquisition of American Cystoscope Makers Inc. The details of these plans are disclosed in note 19 to the accounts.

The Group's net obligation in respect of defined benefit pensions plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is an actuarially defined rate, based upon long term interest rates, used to determine the present value of gross future obligations of the scheme. The calculation is performed by a qualified actuary using the projected unit credit method.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising subsequent to the acquisition of American Cystoscope Makers Inc are recognised directly in equity in the period that they occur through the statement of recognised income and expense.

(iii) Share based payment transactions

In accordance with the transition provisions, IFRS 2 has been applied to all grants of shares or share options made after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity settled share based payments to certain employees. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a stochastic option pricing model. This model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

The Group also gives employees the opportunity to purchase shares in the Company by participating in a share purchase plan. The option price for the UK Save As You Earn Scheme is the market price on the day preceding the invitation date discounted by a maximum of 80%. The share options under this plan are also treated as equity settled share based payments and the fair value calculated using a stochastic model.

In May 2005, the Group issued the first grant under the Gyrus 2005 Long Term Incentive Plan. This is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p ordinary shares in the Company. Awards normally vest following the third anniversary of grant once certain performance conditions have been satisfied and provided that the participant remains employed by the Group. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly over the three-year vesting period based on the Group's estimate of shares that will eventually vest.

(o) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to meet that obligation.

(i) Restructuring

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring and it has been notified to affected parties by the balance sheet date. Future operating costs are not provided for.

(p) Trade and other payables

Trade payables are stated at their fair value.

(q) Revenue
Product sales are recognised upon shipment of product.

Royalty revenue relating to licensed technology is recognised upon shipment of product or when advised by the other party to the royalty contract that the royalty is earned.

Revenue excludes VAT and similar taxes.

(r) Other income
Other income represents revenues derived from collaborative development agreements and is recognised in accordance with the applicable contract terms.

(s) Cost of Sales
Cost of sales represents the material, labour and production overheads incurred in manufacturing the products sold or the purchase cost and directly attributable handling costs of products bought for re-sale.

(t) Expenses
(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight line basis over the life of the lease.

(ii) Finance lease payments
Minimum lease payments are apportioned on an effective interest basis, between the finance element, which is charged to the income statement and the capital element, which reduces the outstanding obligations for future instalments.

(iii) Financial expenses
Financial expenses comprise interest payable on borrowings, foreign exchange losses and losses on hedging instruments that are recognised in the income statement.

(iv) Financial income
Financial income comprises interest income recognised in the income statement as it accrues, interest receivable on funds invested and gains on hedging instruments that are recognised in the income statement.

(u) Income Tax
The charge for current tax is based on the taxable income for the period as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

Where the Group is able to control the distribution of reserves from subsidiaries, and there is no intention to distribute the reserves, deferred tax is not recognised for these temporary differences.

Deferred tax is calculated at the rates that are expected to apply when the asset or liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Information as to the calculation of the income tax expense is included in note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED 31 DECEMBER

1. Segment reporting
Segment information is presented in respect of the Group's business Divisions, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure for 2005 including the effects of the acquisition of American Cystoscope Makers Inc.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus and rhinology and head and neck products.
Surgical	Design, development, manufacture, marketing and sales of laparoscopic surgery products.
Urology & Gynaecology	Design, development, marketing and sales of urology and gynaecology and visualisation products. It represents the acquired American Cystoscope Makers Inc ('ACMI') business.
Partnered Technologies	Out-licensing of the Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence.

From 1 January 2006 certain products have been swapped between the Surgical and the Urology & Gynaecology Divisions. In future years segment reporting will be conducted on this divisional basis.

For the year ended 31 December 2005	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Total £000
Revenue					
External Sales	40,119	37,174	22,652	50,431	150,376
Inter-segment sales	1,715	1,750	1,501	622	5,588
	41,834	38,924	24,153	51,053	155,964
Segment result before restructuring charges	1,946	7,967	4,172	3,863	17,948
Restructuring charges	(846)	(876)	(34)	(613)	(2,369)
Material non-recurring item	–	–	–	(4,686)	(4,686)
Segment result after restructuring charges and material non-recurring item	1,100	7,091	4,138	(1,436)	10,893
Unallocated corporate expenses					(475)
Profit from operations					10,418
Net finance costs excluding material non-recurring items					(5,463)
Material non-recurring items					1,980
Profit before tax					6,935
Income tax expense					(659)
Profit for the year					6,276

31 December 2005	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Unallocated £000	Total £000
Capital additions	1,197	1,409	653	921	114	4,294
Depreciation	2,221	939	546	555	55	4,316
Amortisation	128	63	32	4,104	–	4,327
Assets	130,402	45,901	25,835	319,695	(5,769)	516,064
Liabilities	(59,907)	(3,910)	(3,497)	(145,427)	(1,818)	(214,559)

For the year ended 31 December 2004	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Total £000
Revenue					
External Sales	38,369	28,822	19,739	-	86,930
Inter-segment sales	1,179	1,346	–	–	2,525
	39,548	30,168	19,739	-	89,455
Segment result	1,764	5,892	3,983	-	11,639
Unallocated corporate expenses					(1,564)
Profit from operations					10,075
Net finance cost					(88)
Profit before tax					9,987
Income tax expense					(1,504)
Profit for the year					8,483

31 December 2004	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Unallocated £000	Total £000
Capital additions	1,145	927	570	–	15	2,657
Depreciation	2,106	792	585	–	79	3,562
Amortisation	85	–	–	–	261	346
Assets	98,409	38,432	17,943	–	(12,000)	142,784
Liabilities	(60,981)	(2,686)	(2,683)	–	45,219	(21,131)

The average number of employees for the year for each of the Group's principal Divisions was as follows:

	Year ended 31 December 2005	Year ended 31 December 2004
ENT	235	223
Surgical	273	250
Partnered Technologies	139	133
Urology & Gynaecology	819	–
Head office and administration	32	26
	1,498	632

Geographical Segments

Turnover by destination	Year ended 31 December 2005 £000	Year ended 31 December 2004 £000
North America	111,361	58,427
United Kingdom and rest of Europe	28,196	21,747
Rest of world	10,819	6,756
	150,376	86,930

Assets	31 December 2005 £000	31 December 2004 £000
North America	467,545	116,525
United Kingdom and rest of Europe	47,234	25,882
Rest of world	1,285	377
	516,064	142,784

Capital Additions	31 December 2005 £000	31 December 2004 £000
North America	3,107	2,005
United Kingdom and rest of Europe	1,093	652
Rest of world	94	-
	4,294	2,657

2. Acquisitions of subsidiaries
(i) Acquisition of Urology Solutions Pty Limited

On 16 March 2005, the Group acquired 100% of the equity of Urology Solutions Pty Limited (renamed Gyrus Australasia Pty Limited), the exclusive distributor of Gyrus's surgical products in Australia and New Zealand for total consideration of £1,170,000 satisfied by cash and deferred consideration. In the nine months to 31 December 2005 the subsidiary reduced Group operating profit by £421,000.

If the acquisition had occurred on 1 January 2005, the subsidiary would have reduced Group operating profit by £460,000.

Effect of acquisition
The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date	Acquiree's book values £000	Fair value adjustments £000	Acquisition amounts £000
Property, plant and equipment	34	–	34
Intangible assets	–	387	387
Inventories	318	19	337
Trade and other receivables	125	–	125
Cash and cash equivalents	32	–	32
Trade and other payables	(351)	(139)	(490)
Net identifiable assets and liabilities	158	267	425
Goodwill on acquisition			745
Total consideration			1,170
Satisfied by:			
Cash			797
Deferred consideration			373
Total consideration			1,170
Cash consideration			797
Less: cash acquired on acquisition			(32)
Net cash out flow arising on acquisition			765

This acquisition provides Gyrus with the opportunity to sell its range of ENT products through this distribution channel. Goodwill of £745,000 has arisen on this transaction as a result of the potential for generating additional sales.

On 12 May 2005, Gyrus Australasia Pty Ltd took over the distribution of ENT products in Australia from Global Scientific Pty Ltd and purchased business records and inventory for cash consideration of £511,000.

	Acquiree's book values £000	Fair value adjustments £000	Acquisition amounts £000
Intangible assets	–	161	161
Inventories	346	(103)	243
Net identifiable assets and liabilities	346	58	404
Goodwill on acquisition			107
Total consideration satisfied by cash			511

The acquisition of business records and inventory from Global Scientific Pty Ltd provides Gyrus with a further opportunity to sell its range of ENT products through established distribution channels. Goodwill of £107,000 has arisen on this transaction as a result of the potential for generating additional sales.

(ii) Acquisition of American Cystoscope Makers Inc

On 21 July 2005, Gyrus Group PLC acquired 100% of the share capital of American Cystoscope Makers Inc ('ACMI'). ACMI designs, manufactures, markets and services surgical visualisation and treatment systems used by surgeons and physicians primarily for diagnosis and minimally invasive surgery in the field of Urology and Gynaecology. ACMI was acquired for a consideration of US$332 million plus the assumption of debt and other obligations subsequently repaid by the Company of US$168 million less the assumption of cash balances on the date of acquisition. The consideration was satisfied by the issue of 61,560,025 placing shares at 250p per placing share and new banking facilities. The entire proceeds of the allotment of the placing shares (which were issued in consideration for the outstanding common stock of ACMI) were paid to the Sellers. New banking facilities of US$280 million include a five year fixed term loan of US$250 million and a US$30 million revolving credit facility secured by a fixed and floating charge over the assets of the Group (see note 18).

	Acquiree's book values £000	Fair value adjustments £000	Acquisition amounts £000
Property, plant and equipment	10,440	(1,991)	8,449
Intangible assets	612	108,812	109,424
Inventories	15,938	4,686	20,624
Trade and other receivables	16,442	–	16,442
Deferred tax asset/(liability)	216	(27,009)	(26,793)
Cash and cash equivalents	2,642	–	2,642
Trade and other payables	(30,243)	–	(30,243)
Provisions	(2,245)	–	(2,245)
Bank loan	(83,365)	–	(83,365)
Net identifiable assets and liabilities	(69,563)	84,498	14,935
Goodwill on acquisition			180,351
Total consideration including costs			195,286
Purchase price of $332,460,951			186,368
Acquisition costs taken to cost of investment			6,938
Funds from exercise of option*			1,980
Total consideration			195,286

*In order to ensure that £116 million of placing proceeds raised would translate into the minimum US$ amount required for the completion of the acquisition, Gyrus Group PLC entered into an option agreement on the announcement date. The net funds received from the sale of this option, approximately one month later, were £1,980,000.

Satisfied by	US$000	£000
Share placing		153,901
Cash		32,467
Purchase price	332,461	186,368
Cash acquired	(4,712)	(2,642)
ACMI debt paid on acquisition	167,763	94,052
Acquisition costs**	–	10,721
Net cash outflow as a result of the acquisition	495,512	288,499

**Includes £6,938,000 of acquisition costs taken to cost of investment and £3,783,000 of acquisition costs relating to the share placing that were taken to the share premium account.

Fair value adjustments

A valuation was commissioned to identify and value intangible assets. As a result of the valuation, £108,812,000 of intangible assets were recognised which can be analysed as follows:

	£000
Developed product technology – Urology	12,557
Developed product technology – Gynaecology	4,148
In process R&D – Urology	9,362
In process R&D – Gynaecology	2,915
Trademark/tradename portfolio – Urology	28,141
Trademark/tradename portfolio – Gynaecology	5,662
Customer relationships	46,471
Less: amounts included in opening balance sheet in connection with the above	(444)
Total	108,812

A valuation study was commissioned on the land and buildings owned by ACMI. As a result of the valuation the value attributed to property, plant and equipment was reduced by £1,991,000.

As required by IFRS 3, the fair value adjustment to inventory for finished goods represents the selling price of the goods less costs to dispose and a reasonable profit allowance for the selling effort. Work in progress has been similarly valued and includes an allowance for the costs to complete. The resulting fair value adjustment of £4,686,000 has been recognised.

The acquisition of ACMI has provided Gyrus with the opportunity to combine ACMI's urology, gynaecology and endoscopic expertise with Gyrus's tissue management technology in these fields. This enables the enlarged Group to meet two key requirements of surgeons – the ability to visualise the operative site and the ability effectively to manipulate tissue with minimum collateral damage. Goodwill of £180 million has arisen as a result of the synergistic and integration benefits of combining the two organisations.

Since the date of acquisition, ACMI has contributed the following to the operating profit of the Group:

	£000
Revenue	50,431
Cost of sales	(23,805)
Gross profit	26,626
Selling and distribution expenses	
– Selling and distribution	(12,507)
– Amortisation of intangible assets	(2,524)
Research and development expenses	
– Research and development	(2,473)
– Amortisation of intangible assets	(1,349)
General and administrative expenses	(3,057)
Operating profit	4,716

Had the acquisition taken place on 1 January 2005, ACMI would have contributed the following to the operating profit of the Group:

	£000
Revenue	111,920
Cost of sales	(49,570)
Gross profit	62,350
Selling and distribution expenses	
– Selling and distribution	(27,805)
– Amortisation of intangible assets*	(5,706)
Research and development expenses	
– Research and development	(6,277)
– Amortisation of intangible assets*	(3,050)
General and administrative expenses	(8,511)
Operating profit	11,001

*Amortisation of intangible assets as if acquisition had occurred on 1 January 2005.

3. Restructuring

As a result of the acquisition of American Cystoscope Makers Inc, a number of restructuring costs have been incurred across the Group. The total charge for the year ending 31 December 2005 amounted to £2,369,000 (2004: £nil). An analysis of these costs is shown below.

	2005 £000
Severance costs	1,320
Short term sales commission alignment	352
Demonstration equipment write-off	148
Alignment of global enterprise resource planning systems	456
Other costs	93
	2,369

4. Other operating income

	2005 £000	2004 £000
Income from research and development costs recharged to third party	1,501	641

5. Operating profit

	2005 £000	2004 £000
Operating profit is stated after charging:		
Depreciation of tangible fixed assets		
– Owned	4,248	3,492
– Leased	68	70
Amortisation of intangible assets	4,327	346
Auditors' remuneration:		
– Audit fees payable	414	219
– Non audit fees payable to the auditors and their associates	232	196
	9,289	4,323

Non audit fees paid to the auditors and their associates in 2005 comprise £166,000 related to tax compliance and tax planning work including the completion of the UK tax returns and US state and federal tax returns, £41,000 in relation to transfer pricing studies and £25,000 in relation to the acquisition opening balance sheet.

Included within the acquisition cost, as permitted by IFRS 3, are fees of £950,000 which were paid to the Company auditor for due diligence work and transaction support in respect of the acquisition of American Cystoscope Makers Inc in July 2005.

Non audit fees paid to the auditors and their associates in 2004 comprise £181,000 related to tax compliance and tax advisory work including the completion of the UK tax returns and US state and federal tax returns and £15,000 in respect of audit work on the restatement of the 2004 financial statements under International Financial Reporting Standards.

6. Personnel expenses

	Note	2005 £000	2004 £000
Wages and salaries		34,447	20,179
Social security costs		3,040	1,745
Contributions to defined contribution plans		1,375	1,098
Share based payments	16	1,570	324
Amounts recognised in respect of defined benefit pension plan	19	35	-
		40,467	23,346

The average number of employees during the year ended 31 December 2005 was 1,088 (2004: 617).

The emoluments, share options and pension entitlements of Directors are contained in the Directors' Remuneration Report on pages 37 to 42.

7. Financial income

	2005 £000	2004 £000
Bank interest receivable	193	170
Expected return on defined benefit scheme plan assets	62	-
Net gain on foreign exchange	-	762
Material non-recurring item – proceeds of option sale	2,972	-
	3,227	932

8. Financial expense

	2005 £000	2004 £000
Interest on bank overdrafts and loans	4,578	999
Interest on obligations under finance leases	19	21
Interest on defined benefit pension plan obligation	59	-
Net loss on foreign exchange	1,062	-
Material non-recurring item – option premium	992	-
	6,710	1,020

9. Income tax expense

Current tax expense	Note	2005 £000	2004 £000
UK corporation tax charge on profits for the year		(379)	(286)
Adjustments in respect of previous periods		(54)	–
		(433)	(286)
Foreign tax on profits for the year		(487)	(356)
Adjustments in respect of previous periods		–	–
Total current tax charge		(920)	(642)
Deferred tax credit/(expense)			
Origination and reversal of temporary differences		6,175	(930)
Benefit of tax losses recognised		(5,914)	68
	12	261	(862)
Total income tax expense in income statement		(659)	(1,504)

Reconciliation of effective tax rate

The total tax charge for the year is lower (2004: lower) than the standard rate of corporation tax in the UK. The differences are explained below:

	2005 £000	2004 £000
Profit before taxation	6,935	9,987
Profit before taxation multiplied by standard rate of corporation tax in the UK 30% (2004: 30%)	2,081	2,996
Effect of tax rates in foreign jurisdictions (rates higher than UK taxation)	319	67
Expenses not deductible for tax purposes	216	885
Items not deductible until paid	12	(394)
Depreciation in excess of capital allowances	15	37
Other short term timing differences	(1,909)	418
Adjustments arising on consolidation	(111)	(1,587)
Effect of tax losses utilised	(239)	(1,048)
US State taxes	221	130
Prior year adjustments	54	–
Total tax charge for the year	659	1,504

Deferred tax recognised directly in equity

	2005 £000	2004 £000
Relating to foreign exchange (gain)/loss	(220)	187
Relating to share option schemes	(443)	–
	(663)	187

10. Property, plant and equipment

	Note	Freehold land and buildings £000	Leasehold improvements £000	Plant and machinery £000	Fixtures and fittings £000	Placed equipment £000	Total £000
Cost							
At 1 January 2005		2,348	2,400	7,158	2,892	6,705	21,503
Acquisitions through business combinations	2	4,517	212	4,789	956	–	10,474
Adjustments arising from business combinations	2	(1,991)	–	–	–	–	(1,991)
Additions		190	132	1,761	633	1,522	4,238
Disposals		–	–	(116)	(35)	(199)	(350)
Transfers to stock		–	–	(33)	(4)	13	(24)
Exchange movement		479	109	1,186	251	854	2,879
At 31 December 2005		5,543	2,853	14,745	4,693	8,895	36,729
Depreciation							
At 1 January 2005		248	887	4,373	1,806	3,793	11,107
Charge for the year		218	281	1,335	668	1,814	4,316
Disposals		–	–	(98)	(32)	(152)	(282)
Transfers to stock		–	4	–	(4)	–	–
Exchange movement		154	42	665	144	526	1,531
At 31 December 2005		620	1,214	6,275	2,582	5,981	16,672
Net book value							
At 31 December 2005		4,923	1,639	8,470	2,111	2,914	20,057
Cost							
At 1 January 2004		2,629	2,523	7,176	2,831	5,826	20,985
Additions		–	18	855	443	1,341	2,657
Disposals		(45)	(86)	(247)	(273)	(107)	(758)
Transfers to stock		–	–	(54)	–	89	35
Exchange movement		(236)	(55)	(572)	(109)	(444)	(1,416)
At 31 December 2004		2,348	2,400	7,158	2,892	6,705	21,503
Depreciation							
At 1 January 2004		254	776	3,812	1,693	2,353	8,888
Charge for the year		81	212	1,138	449	1,682	3,562
Disposals		–	(83)	(223)	(269)	(31)	(606)
Transfers to stock		–	–	–	–	–	–
Exchange movement		(87)	(18)	(354)	(67)	(211)	(737)
At 31 December 2004		248	887	4,373	1,806	3,793	11,107
Net book value							
At 31 December 2004		2,100	1,513	2,785	1,086	2,912	10,396
At 1 January 2004		2,375	1,747	3,364	1,138	3,473	12,097

Leased plant and machinery

The Group leases fixtures and fittings and plant and machinery under a number of finance lease arrangements. The carrying amount and depreciation charge for such assets are disclosed below:

	2005 £000	2004 £000
Fixtures and fittings		
Net book value	256	347
Depreciation charge for the year	34	70
Plant and machinery		
Net book value	104	–
Depreciation charge for the year	34	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Security

At 31 December 2005, the fixed assets of the Group are subject to a fixed and floating charge to secure both the bank loan of $250 million and revolving credit facility of $30 million.

Capital Commitments

As 31 December 2005, the Group had entered into contracts to purchase property, plant and equipment of £411,000 (2004: £nil).

11. Intangible assets

	Note	Goodwill	Trademarks & tradenames	Customer relationships	Developed technology	In-process R&D	Licensing agreements	Patents	Capitalised development costs	Total
		£000	£000	£000	£000	£000	£000	£000	£000	£000
Cost										
At 1 January 2005		105,037	–	–	–	–	543	50	141	105,771
Acquisitions through business combinations	2	181,203	–	–	612	–	–	–	–	181,815
Adjustments arising from business combinations	2	355	33,802	47,131	16,093	12,333	–	–	–	109,714
Additions		–	–	–	–	–	56	–	253	309
Adjustment to goodwill*		(51)	–	–	–	–	–	–	–	(51)
Disposals		–	–	–	–	–	–	(9)	–	(9)
Exchange movement		18,074	1,283	1,786	633	468	37	9	10	22,300
At 31 December 2005		304,618	35,085	48,917	17,338	12,801	636	50	404	419,849
Amortisation										
At 1 January 2005		14,328	–	–	–	–	443	26	–	14,797
Charge for the year		–	793	2,042	881	468	69	17	57	4,327
Disposals		–	–	–	–	–	–	(9)	–	(9)
Exchange movement		2,263	22	51	24	13	34	10	2	2,419
At 31 December 2005		16,591	815	2,093	905	481	546	44	59	21,534
Net book value										
At 31 December 2005		288,027	34,270	46,824	16,433	12,320	90	6	345	398,315
Cost										
At 1 January 2004		112,262	–	–	–	–	985	55	–	113,302
Additions		–	–	–	–	–	–	1	141	142
Disposals		–	–	–	–	–	(400)	–	–	(400)
Exchange movement		(7,225)	–	–	–	–	(42)	(6)	–	(7,273)
31 December 2004		105,037	–	–	–	–	543	50	141	105,771
Amortisation										
At 1 January 2004		15,582	–	–	–	–	161	9	–	15,752
Charge for the year		–	–	–	–	–	323	23	–	346
Disposals		–	–	–	–	–	(26)	–	–	(26)
Exchange movement		(1,254)	–	–	–	–	(15)	(6)	–	(1,275)
31 December 2004		14,328	–	–	–	–	443	26	–	14,797
Net book value										
31 December 2004		90,709	–	–	–	–	100	24	141	90,974
At 1 January 2004		96,680	–	–	–	–	824	46	–	97,550

*The final deferred consideration payment for Gyrus Medical BV was £51,000 below the maximum potential payment under the terms of the contract resulting in an adjustment to goodwill.

12. Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets At 31 December 2005 £000	At 31 December 2004 £000	Liabilities At 31 December 2005 £000	At 31 December 2004 £000	Net (asset)/liability At 31 December 2005 £000	At 31 December 2004 £000
Property, plant and equipment	–	–	3,081	398	3,081	398
Intangible assets	–	–	99	42	99	42
Goodwill on US acquisitions	(1,878)	–	3,022	1,682	1,144	1,682
Share options	(1,034)	(45)	–	–	(1,034)	(45)
Provisions	(7,383)	(836)	–	–	(7,383)	(836)
Business combinations	–	–	41,368	–	41,368	–
Accrued interest	(2,525)	(61)	–	–	(2,525)	(61)
Value of recognised tax losses	(11,949)	(5,583)	–	–	(11,949)	(5,583)
Total deferred tax (assets)/liabilities	(24,769)	(6,525)	47,570	2,122	22,801	(4,403)

In addition to the deferred tax assets/liabilities that were recognised for UK GAAP purposes the Group has this year recognised additional temporary differences as a result of adopting IFRS. The additional impact of this is detailed below.

Goodwill on US acquisitions

IFRS requires that deferred tax is recognised on temporary differences which are expected to be recovered. A temporary difference arises between the tax and accounting treatment of the goodwill arising on the acquisition of the assets made by Gyrus (e.g. the ENT Division). For tax purposes, relief is obtained on the goodwill whereas for accounting purposes, the amount is no longer amortised only tested for impairment. As a result of translating the deferred tax asset associated with the goodwill relief, a foreign exchange loss has been charged to reserves.

Share options

In accordance with IFRS 2 'Share based payments' the Group has recognised a charge to the income statement which represents the fair value of outstanding share based payments granted to employees. However, for tax purposes, most option schemes will only give rise to a deduction at the date of exercise, thus giving rise to a temporary timing difference between the accounting and tax treatment.

IFRS requires that deferred tax is recognised on this temporary difference which is expected to be recovered. The basis of calculation for deferred taxation is the difference between the market price at the balance sheet date and the exercise price of the share based payment reflecting expected levels of vesting.

Business combinations

Under IFRS, a deferred tax balance is recognised in a business combination for any difference between the fair value of an acquired asset and its equivalent tax base. The intangible assets acquired during the acquisitions made during 2005 have been recognised for accounting purposes but have no equivalent tax basis. The Group has therefore recognised an incremental deferred tax liability of £41,368,000 on these acquisitions, with a corresponding asset recognised within goodwill.

Contingent rights - Employee Share Option Plans

At 31 December 2005 Directors and employees held the following options to subscribe for ordinary shares of 1p each.

Normally exercisable between	Exercise price per share	2005 number of shares	2004 number of shares
The Gyrus 1997 Approved Share Option Scheme			
15/07/01 to 15/07/08	159.5p	17,500	35,800
08/03/02 to 08/03/09	191.0p	5,300	7.000
01/10/02 to 01/10/09	178.5p	6,600	27,571
28/03/03 to 28/03/10	405.0p	4,740	7,740
16/10/03 to 16/10/10	330.0p	28,078	34,523
23/03/04 to 23/03/11	311.5p	17,840	37,370
02/10/04 to 02/10/11	202.5p	24,301	74,458
08/04/05 to 08/04/12	284.5p	6,852	11.915
16/10/05 to 16/10/12	155.0p	47,575	138,469
26/03/06 to 26/03/13	169.5p	19,195	20.850
16/10/06 to 16/10/13	197.5p	56,442	60,173
07/05/07 to 07/05/14	213.5p	11,142	13,961
25/10/07 to 25/10/14	240.0p	23,833	26.333
		269,398	496,163
The Gyrus 1997 Unapproved Share Option Scheme			
01/10/02 to 01/10/06	178.5p	-	12.129
16/10/03 to 16/10/07	330.0p	156,490	170,084
23/03/04 to 23/03/08	311.5p	370	740
29/06/04 to 29/06/08	264.5p	148,055	148,055
02/10/04 to 02/10/08	202.5p	45,000	100,372
08/04/05 to 08/04/12	284.5p	151,316	151,316
16/10/05 to 16/10/12	155.0p	87,123	146.097
26/03/06 to 26/03/13	169.5p	16,018	16,018
16/10/06 to 16/10/13	197.5p	569,663	586,163
07/05/07 to 07/05/14	213.5p	63,635	67,633
25/10/07 to 25/10/14	240.0p	251,175	266,175
26/04/08 to 26/04/15	266.5p	35,000	-
		1,524,045	1,664,782
The Gyrus Group PLC US Stock Option Plan			
29/06/04 to 29/06/11	264.5p	17,890	17,890
03/10/04 to 03/10/11	202.5p	138,015	244,509
Various 31/12/01 - 31/12/03 to 03/10/11	202.5p	130,000	420,000
30/10/04 to 30/10/11	200.0p	36,081	47,081
Various 31/10/01 - 17/04/03 to 15/10/10	330.0p	100,000	100.000
08/04/05 to 08/04/12	285.0p	18,434	27,612
16/10/05 to 16/10/12	155.0p	238,407	393,297
26/03/06 to 26/03/13	169.5p	95,363	173,510
16/10/06 to 16/10/13	197.5p	144,735	186,015
07/05/07 to 07/05/14	213.5p	183,209	208,447
25/10/07 to 25/10/14	240.0p	356,885	462,063
		1,459,019	2,280,424

Normally exercisable between	Exercise price per share	2005 number of shares	2004 number of shares
Gyrus Group Qualifying Non-Employee Share Option Plan			
08/04/05 to 08/04/12	285.0p	58,800	58,800
16/10/05 to 16/10/12	155.0p	25,500	25,500
26/03/06 to 26/03/13	169.5p	22,000	22,000
		106,300	106,300
UK Save As You Earn Scheme			
01/12/04 to 31/05/05	161.0p	-	9,794
01/12/06 to 31/05/07	161.0p	30,835	30,835
01/12/05 to 31/05/06	149.0p	5,073	70,590
01/12/07 to 31/05/08	149.0p	33,068	33,068
01/12/06 to 31/05/07	172.0p	14,689	15,118
01/12/08 to 31/05/09	172.0p	7,372	7,740
01/12/07 to 31/05/08	173.0p	99,155	101,564
01/12/09 to 31/05/10	173.0p	23,497	25,407
01/12/08 to 31/05/09	255.0p	59,472	-
01/12/10 to 31/05/11	255.0p	31,690	-
		304,851	294,116
Gyrus Long Term Incentive Plan			
31/05/05 to 30/05/08	0.0p	246,580	-
21/07/05 to 20/07/08	0.0p	2,027,273	-
10/10/05 to 09/10/08	0.0p	382,082	-
		2,655,935	-

US Employee Stock Purchase Plan

At 31 December 2005 the maximum number of shares which could be purchased under the Employee Stock Purchase Plan at the end of the annual savings contract period in April 2006 was approximately 37,000 shares (2004: 46,000 shares).

The Gyrus 1997 Approved Share Option Scheme and the Gyrus 1997 Unapproved Share Option Scheme are discretionary schemes under which UK Directors and employees are granted options to purchase shares in the Company. The exercise price of the option is based on the market price on the day of grant for all grants before October 2003 and on the day preceding the grant for those issued thereafter. There is no discount. Options are capable of exercise after three years and within ten years of the date of grant. Those granted since November 2001 are subject to Total Shareholder Return performance targets, except for those issued to all employees on a formula basis on achieving their six month anniversary with the Group.

The Gyrus PLC US Stock Option Plan is a discretionary scheme used to award share options to US employees. The option price is based on the market price on the day preceding grant and there is no discount. Options are generally exercisable after three years, but the plan does allow for variable vesting, and within ten years. Performance conditions are not normally imposed on US share options except for PLC Board Directors.

The Gyrus Group Qualifying Non-Employee Stock Option Plan is a plan approved by shareholders in 2002 to enable Gyrus to grant share options, within strict guidelines, to independent sales people, consultants and members of the scientific advisory panel. The option price is the market price on the day preceding grant and there is no discount. All grants to independent sales people have sales-related performance conditions. Options are exercisable after three years and within ten years.

The Save As You Earn Scheme is a scheme under which UK employees can enter into savings contracts with a building society for a period of three or five years and use the proceeds of their savings account to purchase shares in the Company on the exercise of options. The option price is the market price on the day preceding the invitation date discounted by a maximum of 20%.

The US Employee Stock Purchase Plan is a scheme under which US employees can participate in a 12 month purchase plan during which they can elect to have a percentage of their compensation withheld, subject to a maximum of 10% of gross basic salary, capped at a maximum contribution of US$375 per month. After the end of the 12 month offering period the contributions are used to purchase ordinary shares in the Company at the lower of the market price at the opening of the offering period or the closing of the offering period, discounted by 15%.

The Gyrus 2005 Long Term Incentive Plan is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p Ordinary Shares in the Company. Awards normally vest following the third anniversary of grant once certain performance conditions have been satisfied and provided that the participant remains employed by the Group. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly over the three year vesting period.

Details of options granted to Directors and the share price ranges in the year are given in the Directors' Remuneration Report on pages 37 to 42.

17. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2005 was based on the profit attributable to ordinary shareholders of £6,276,000 (year ended 31 December 2004: £8,483,000) and a weighted average number of ordinary shares outstanding at 31 December 2005 of 111,601,948 (year ended 31 December 2004: 83,426,097).

Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2005 was based on the profit attributable to ordinary shareholders of £6,276,000 (year ended 31 December 2004: £8,483,000) and a weighted average number of ordinary shares at 31 December 2005 of 115,368,521 (year ended 31 December 2004: 83,809,138).

Earnings	Year ended 31 December 2005 £000	Year ended 31 December 2004 £000
Earnings for the purpose of basic and diluted earnings per share	6,276	8,483

Weighted average number of ordinary shares	Year ended 31 December 2005 Number	Year ended 31 December 2004 Number
Issued ordinary shares at 1 January	83,652,980	83,306,049
Effect of share options exercised	289,121	120,048
Effect of shares issued to acquire ACMI	27,659,847	–
Weighted average number of ordinary shares at 31 December	111,601,948	83,426,097
Dilutive effect of share options in issue	3,766,573	383,041
Weighted average number of ordinary shares at 31 December (diluted)	115,368,521	83,809,138

	Year ended 31 December 2005	Year ended 31 December 2004
Basic earnings per share	5.6p	10.2p
Diluted earnings per share	5.4p	10.1p

Adjusted earnings per share

In order to provide a clearer measure of the Group's underlying performance, profit attributable to ordinary shareholders is adjusted to exclude items which management consider will distort comparability. Adjusted basic earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £15,835,000 (year ended 31 December 2004: £9,345,000) by the weighted average number of ordinary shares outstanding at 31 December 2005 of 111,601,948 (year ended 31 December 2004: 83,426,097). Adjusted diluted earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders of £15,385,000 (year ended 31 December 2004: £9,345,000) by the weighted average numbers of ordinary shares outstanding at 31 December 2005 of 115,368,521 (year ended 31 December 2004: 83,809,138).

Earnings	Year ended 31 December 2005 £000	Year ended 31 December 2004 £000
Earnings for the purpose of basic and diluted earnings per share	6,276	8,483
Net impact of fair value adjustments on acquired inventory and option accounting	2,706	–
Restructuring charges	2,369	–
Amortisation of acquired intangible assets	3,873	–
Charge relating to 'special' LTIP award*	872	–
Deferred taxation	(261)	862
Earnings for the purpose of Adjusted Earnings Per Share	15,835	9,345

	Year ended 31 December 2005	Year ended 31 December 2004
Adjusted basic earnings per share	14.2p	11.2p
Adjusted diluted earnings per share	13.7p	11.1p

* As part of the acquisition of American Cystoscope Makers Inc. a 'special' award of conditional shares under the Group's LTIP scheme was approved by shareholders and was made to retain and incentivise approximately 25 key executives to integrate the business effectively. The award will create a charge over approximately three years until the potential vesting date of July 2008. The charge relating to this award is considered to be another form of integration/restructing cost.

18. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings.

	31 December 2005 £000	31 December 2004 £000
Non-current liabilities		
Secured bank loans	136,731	–
Finance lease liabilities	146	126
Other creditors	–	8
	136,877	134
Current liabilities		
Secured bank loans	13,123	8,928
Current portion of finance lease liabilities	134	58
	13,257	8,986

	Sterling £000	Euro £000	US Dollar £000	Total £000
Loan balance at 1 January 2005	1,500	3,964	3,464	8,928
Repayments	(1,500)	(413)	(2,827)	(4,740)
Utilisation of new loan facility	–	–	140,143	140,143
Foreign exchange movement	–	(116)	5,639	5,523
Loan balance at 31 December 2005	–	3,435	146,419	149,854

At 31 December 2004 Gyrus Group PLC had an outstanding loan balance of £8,928,000 under a revolving loan facility of £30,000,000 which was due to expire in December 2005. In order to finance the acquisition of American Cystoscope Makers Inc, new banking facilities were agreed which comprised a term loan of $250 million together with a $30 million revolving credit facility. The remaining balance on the previous loan facility at 21 July 2005 was refinanced under the terms of the new facility.

The $250 million loan is for a fixed term of five years with repayments due as disclosed in this note. The loan attracts a maximum rate of US dollar LIBOR plus 1.75% provided that Total Net Debt to Consolidated EBITDA (as defined in the facility agreement) is less than 3.50 and a minimum rate of US dollar LIBOR plus 0.75% provided that Total Net Debt to Consolidated EBITDA is less than 1.00.

Each advance drawn down under the $30 million revolving credit facility is repaid on the last business day of each fixed term interest period (typically three to six months). As the term of the revolving credit facility is for a period of five years from 21 July 2005, amounts drawn down under this facility are shown as non-current liabilities where repayments are due in greater than one year. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at US dollar LIBOR plus 1.75%. The margin added to US dollar LIBOR follows that disclosed for the term loan facility. Amounts drawn down on this facility at 31 December 2005 were US$1,650,000 and EUR€5,000,000. These loans are disclosed as due in less than one year in the Term and debt repayment schedule below.

The $250 million loan and $30 million revolving credit facility are secured by a fixed and floating debenture on the assets of the Group.

Term and debt repayment schedule

	31 December 2005 Less than 1 year £000	31 December 2005 1-2 years £000	31 December 2005 2-5 years £000	31 December 2004 Less than 1 year £000	31 December 2004 1-2 years £000	31 December 2004 2-5 years £000
Secured bank loans						
GBP£ 1,500,000 at 6.1725%**	–	–	–	1,500	–	–
US$ 2,000,000 at 3.24%**	–	–	–	1,042	–	–
US$ 4,650,000 at 3.38%**	–	–	–	2,422	–	–
EUR€ 5,000,000 at 3.48%**	–	–	–	3,539	–	–
EUR€ 600,000 at 3.426%**	–	–	–	425	–	–
US$ 250,000,000						
Capped at 4.75%, collar at 3.96% + margin*	2,182	5,818	28,364	–	–	–
Capped at 4.75%, collar at 4.19% + margin*	4,364	11,637	56,730	–	–	–
Variable at LIBOR + margin*	2,182	5,818	28,364	–	–	–
US$ 1,650,000 at 6.13875%	960	–	–	–	–	–
EUR€ 5,000,000 at 4.178%	3,435	–	–	–	–	–
	13,123	23,273	113,458	8,928	–	–

* Margin varies dependent upon the Total Net Debt to Consolidated EBITDA.
** Includes margin.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Finance lease liabilities

Finance lease liabilities are payable as follows:

	31 December 2005 £000 Payments	31 December 2005 £000 Interest	31 December 2005 £000 Principal	31 December 2004 £000 Payments	31 December 2004 £000 Interest	31 December 2004 £000 Principal
Less than one year	146	20	126	58	7	51
Between one and five years	134	8	126	126	14	112
	280	28	252	184	21	163

19. Employee benefits

Defined contribution plans

The Group operates defined contribution retirement benefit plans for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. Where employees leave the schemes before the vesting date the employers contributions are refunded.

The total cost charged to income of £1,375,000 (2004: £1,098,000) represents amounts payable to these schemes by the Group at rates specified in the rules of the schemes. At 31 December 2005 contributions of £555,000 (2004: £171,926) due in respect of the current reporting period had not been paid over to the schemes and are included within non-trade payables.

Defined benefit plans

The Group has two defined benefit plans which were assumed on 21 July 2005 as part of the acquisition of American Cystoscope Makers Inc ('ACMI'):

Retirement plan for the hourly rated employees

ACMI, has a non contributory defined benefit plan (the 'Plan') covering hourly union employees at one of the Group's manufacturing facilities. The Company contributes such amounts as are necessary on an actuarial basis to provide the 'Plan' with assets sufficient to meet the benefits to be paid to the 'Plan' participants. Under this scheme employees are entitled to receive a defined monthly benefit rate at a normal retirement age of 65.

Amounts recognised in the income statement in the period since acquisition in respect of the scheme are as follows:

	Year ended 31 December 2005 £000
Current service cost	38
Interest costs	59
Expected return on plan assets	(62)
	35

The expense is recognised in the following line items in the income statement:

	Year ended 31 December 2005 £000
Cost of sales	38
Finance income	(62)
Finance expense	59
	35

The amount included in the balance sheet in respect of this defined benefit retirement plan is as follows:

	2005 £000
Present value of funded obligations	(2,807)
Fair value of plan assets	2,861
Asset recognised in the balance sheet at 31 December 2005	54

The plan assets of the scheme are distributed between cash, equity and fixed income investments as follows:

	2005 £000
Cash and cash equivalents	15%
US equity	41%
International equity	9%
Fixed income investments	35%
Total	100%

The objective for the assets is protection of capital and a targeted average annual return (net of fees) equating to the expected return rate.

The movement in the fair value of plan assets is as follows:

	2005 £000
Fair value of plan assets as at date of acquisition of ACMI	2,607
Expected return on plan assets	62
Actuarial loss	(47)
Employer contributions	152
Benefit payments	(21)
Foreign exchange gain	108
Fair value of plan assets at 31 December 2005	2,861

The movement in the fair value of the present value of funded obligations is as follows:

	2005 £000
Obligation at date of acquisition of ACMI	2,640
Service cost	38
Interest cost	59
Actuarial gain	(13)
Benefit payments	(21)
Foreign exchange loss	104
Obligation at 31 December 2005	2,807

Movements in the net (liability)/asset recognised in the balance sheet were as follows:

	2005 £000
Liability acquired through acquisition of ACMI	(32)
Contributions received	152
Expense recognised in income statement	(35)
Actuarial losses during the period	(35)
Foreign exchange gain	4
Net assets at 31 December 2005	54

Principal actuarial assumptions at the balance sheet date were as follows:

	2005
Discount rate at 31 December 2005 and at acquisition date	5.50%
Expected return on plan assets at the balance sheet date	5.75%

Future salary rises do not affect final pension payments. A fixed pension amount is paid to all scheme members on retirement irrespective of final salary.

Gyrus Group PLC expects to contribute £230,000 during 2006.

Multi employer pension plan

ACMI also contributes on a monthly basis an amount that has been pre-agreed with another union into a multi employer pension plan in respect of certain employees at one of the Group's US manufacturing plants. The union does not provide actuarial valuations of the scheme to participating employers but has confirmed that, at the date of acquisition, a funding deficit existed. This deficit amounted to £659,000 and, as a result, full provision for this amount was included in the acquisition opening balance sheet.

During the year, pension contributions totalling £100,000 were paid into the scheme and, at 31 December 2005, pension contributions accrued and not paid amounted to £77,000 and are included in non-trade payables.

Equity compensation benefits

As disclosed in note 16, the Group has established a number of share option programmes for employees. Awards vest three years after the date of grant and those granted since November 2001 are subject to Total Shareholder Return performance targets. Options expire seven years after vesting. A description of each of the schemes is disclosed in note 16. The movement on the number of share options is shown below.

	Year ended 31 December 2005 Number of options	Year ended 31 December 2004 Number of options
Granted		
Options outstanding at 1 January	4,874,990	4,516,632
Options granted during the year	162,969	1,228,719
Options exercised during the year	(944,763)	(346,931)
Options lapsed during year	(392,776)	(523,430)
Options outstanding at 31 December	3,700,420	4,874,990
Vested		
Options outstanding at 1 January	1,495,116	492,080
Options vested during the year	1,061,612	1,526,790
Options exercised during the year	(944,763)	(346,931)
Options expired during the year	(96,625)	(176,823)
Options outstanding at 31 December	1,515,340	1,495,116

The Group received proceeds of £1,759,000 (2004: £480,000) in respect of the 944,763 options (2004: 346,931 options) exercised during the year. £9,000 was credited to share capital (2004: £4,000) and £1,750,000 (2004: £476,000) was credited to share premium (see note 16).

20. Provisions

	Warranty £000	Restructuring £000	Environmental £000	Pension £000	Total £000
At 1 January 2005	–	–	–	–	–
Acquired through business combinations	680	–	906	659	2,245
Provisions made during the year	92	2,369	–	–	2,461
Provisions used during the year	–	(1,562)	–	–	(1,562)
Provisions reversed during the year	(22)	–	–	–	(22)
Exchange movement	25	13	34	25	97
At 31 December 2005	775	820	940	684	3,219

Warranty

The Group gives warranties at the time of sale to purchasers of a number of product lines. Under the terms of the warranty, the Group undertakes to repair and replace items that fail to perform to specification within a given period from sale. The period of warranty is dependent upon the type of product but generally is one year from the point of sale to the end user.

Restructuring

As disclosed in note 3, since the acquisition of American Cystoscope Makers Inc a number of restructuring costs have been incurred including severance costs, short term sales commission alignment, asset write-offs, alignment of global IT systems and a number of sundry costs. Notification of termination to individuals affected by restructuring activities occurred prior to 31 December 2005 but certain severance costs will only be paid out on a monthly basis during 2006. The provision reflects these expenses which will be paid during 2006.

Environmental

As part of the acquisition of American Cystoscope Makers Inc an independent report was commissioned to assess the potential level of contaminates at two manufacturing sites in the US. The provision represents the anticipated expense of additional follow up investigations and site remediation.

Pension

As disclosed in note 19, ACMI contributes on a monthly basis an amount that has been pre-agreed with the union into a multi employer pension plan. The union does not provide actuarial valuations of the scheme to participating employers but has confirmed that, at the date of acquisition, a funding deficit existed. This deficit has been disclosed as amounting to £659,000 and, as a result, a provision has been included in the acquisition opening balance sheet.

21. Trade and other payables

	31 December 2005 £000	31 December 2004 £000
Trade payables	9,546	2,878
Non-trade payables and accrued expenses	26,445	8,717
Interest payable	1,485	90
	37,476	11,685

22. Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business. Derivative financial instruments are used to hedge certain transaction exposures to foreign exchange rates and interest rates.

Credit risk

The Group sets credit limits for customers based on a combination of payment history and third party credit references. Credit limits are reviewed by credit controllers on a regular basis in conjunction with debt ageing and collection history.

The credit risk on derivative financial instruments is very limited as the counterparties are banks with high credit ratings assigned by independent international credit rating companies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of customers.

Interest rate risk

Hedging

The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged. At 31 December 2005, the Group had entered into two interest rate cap and collar transactions. The cap on both financial instruments is US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. Both instruments mature over the next five years consistent with the maturity of the related $250 million loan. At 31 December 2005 the Group had interest rate hedges with a notional contract amount of $187,500,000 (2004: $nil).

The Group classifies interest rate hedges as cash flow hedges and states them at fair value. The fair value at 31 December 2005 was £864,000 (2004: £nil) comprising a financial asset of £864,000. This amount was recognised as a non-trade receivable in other current assets.

	Note	Effective interest rate	Total £000	Less than 1 year £000	1 to 2 years £000	2 to 3 years £000	3 to 4 years £000	4 to 5 years £000
Cash and cash equivalents	15	1.9100%	20,194	20,194	–	–	–	–
Secured bank loans								
US$ 250,000,000*	18	5.9931%	(145,459)	(8,728)	(23,273)	(32,001)	(37,819)	(43,638)
US$ 1,650,000	18	6.1388%	(960)	(960)	–	–	–	–
EUR€ 5,000,000	18	4.1780%	(3,435)	(3,435)	–	–	–	–
Finance lease liability**	18	6.8600%	(280)	(146)	(134)	–	–	–
			(129,940)	6,925	(23,407)	(32,001)	(37,819)	(43,638)

* US dollar LIBOR rate of 4.24313% plus a margin of 1.75%.

** Liability bears interest at a fixed rate.

Foreign currency risk

The Group incurs foreign currency risk on sales and purchases that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar.

The Group hedges at least 80% of the anticipated US dollar cash flows for net anticipated receivables/payables in the first three months forward, at least 50% in months four to six forward and at least 25% in months seven to twelve forward. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year later than the balance sheet date with the exception of one forward contact for US$375,000 which has a term which expires on 31 January 2007.

When financing material asset purchases or acquisitions the Group's policy is to create a natural hedge, as far as possible, in respect of any borrowings used for such purposes. In respect of the American Cystoscope Makers Inc ('ACMI') acquisition, the Group applied this policy by raising the loan facility in US dollars, being the principal currency of the assets acquired and the trade of ACMI.

The Group designates its forward foreign exchange contracts of the variability of cash flows of a recognised asset or liability, or a highly probable forecasted transaction as cash flow hedges and states them at fair value. The fair value of these forward exchange contracts used as hedges of firm commitments and forecasted transactions at 31 December 2005 represented a liability of £147,000 that is recognised in non-trade payables.

At 31 December 2005, the Group had the following obligations to sell currency:

Currency	Amount outstanding	Exchange rates	Term
US$	208,000	1.8045	to 31 January 2006
US$	250,000	1.7402	to 17 March 2006
US$	200,000	1.7432	to 17 March 2006
US$	200,000	1.8803	to 28 April 2006
US$	175,000	1.8567	to 28 April 2006
US$	300,000	1.8278	to 28 April 2006
US$	75,000	1.8050	to 28 April 2006
US$	200,000	1.8791	to 31 May 2006
US$	250,000	1.7199	to 31 May 2006
US$	75,000	1.8246	to 31 May 2006
US$	175,000	1.8559	to 31 May 2006
US$	200,000	1.7304	to 31 May 2006
US$	300,000	1.8272	to 31 May 2006
US$	200,000	1.8779	to 31 May 2006
US$	375,000	1.8043	to 31 May 2006
US$	175,000	1.8551	to 30 June 2006
US$	150,000	1.8835	to 30 June 2006
US$	225,000	1.8925	to 30 June 2006
US$	150,000	1.8816	to 31 July 2006
US$	75,000	1.8643	to 31 July 2006
US$	150,000	1.8696	to 31 July 2006
US$	300,000	1.8000	to 31 August 2006
US$	75,000	1.8090	to 31 August 2006
US$	300,000	1.7859	to 29 September 2006
US$	375,000	1.7234	to 31 January 2007

At 31 December 2004, the Group had the following obligations to sell currency:

Currency	Amount outstanding	Exchange rates	Term
US$	300,000	1.7911	to 01 February 2005
US$	350,000	1.7984	to 29 April 2005
US$	250,000	1.7677	to 29 April 2005
US$	100,000	1.7762	to 29 April 2005
US$	450,000	1.8311	to 29 April 2005
US$	250,000	1.7864	to 03 May 2005
US$	250,000	1.7653	to 31 May 2005
US$	400,000	1.7737	to 31 May 2005
US$	350,000	1.8871	to 31 May 2005
US$	250,000	1.7833	to 01 June 2005
US$	250,000	1.7704	to 30 June 2005
US$	250,000	1.7602	to 30 June 2005
US$	215,000	1.9189	to 30 June 2005
US$	250,000	1.7798	to 01 July 2005
US$	250,000	1.8231	to 29 July 2005
US$	250,000	1.7754	to 01 August 2005

At 31 December 2005 the Group had obligations to sell US dollars under an Enhanced Forward Window Transaction agreement. The exchange rate for the transaction will be dependent upon the prevailing spot rate three working days prior to the settlement date. If the spot rate is greater than 1.7880, then the exchange rate used for conversion to sterling will be 1.7880. If the spot rate is between 1.6750 and 1.7880, then the exchange rate used will be the spot rate, and if the spot rate is less than 1.6750, then the exchange rate used will be 1.7385. The fair value of this hedging contract on a mark to market basis was £23,000. This has been recognised as a financial liability and is contained within non-trade payables.

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the income statement. Otherwise the gains and losses will be reported in the income statement only when the forecasted transaction occurs and is recognised in the income statement. A summary of the impact of cash flow hedges on equity and on the income statement is disclosed below.

	Gains 2005	Losses 2005
Adjustments reported in equity		
At 1 January 2005	–	–
Changes in accounting policy relating to first time adoption of IAS 39	–	115
Fair value adjustments of effective cash flow hedges	(768)	–
Adjustments reported in income statement when the forecasted transaction occurred	(154)	343
At 31 December 2005	(922)	458
Adjustments reported in income statement		
Ineffective portion of cash flow hedges charged to the income statement*	1,980	–
Adjustments reported in income statement when the forecasted transaction occurred	154	(343)
Effect on income statement of cash flow hedges	2,134	(343)

* note (b) on the face of the income statement sets out the circumstances of this material non-recurring hedging gain.

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short term volatility on the Group's earnings through transaction exposures. The Group does not hedge its exposure to fluctuations in earnings based upon translation of foreign currency earnings on consolidation. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

The $250 million loan and $30 million revolver facilities attract interest based on US LIBOR. It is estimated that a general increase of one percentage point in interest rates would have decreased the Group's profit before taxation by approximately £628,000 (2004: £145,000). Interest rate hedges have been included in this calculation.

Although the Group consolidates a number of entities whose functional currency is not sterling, 84% of revenue is US$ denominated. It is estimated that a general reduction of 10 percentage points in the value of the US dollar against sterling would have decreased the Group's profit before taxation by approximately £2,375,000 (2004: £1,327,000).

23. Operating leases

Future minimum lease payments under non-cancellable operating leases

	31 December 2005 £000	31 December 2004 £000
Less than one year	2,394	866
Between one and five years	5,892	3,103
More than five years	3,080	3,864
	11,366	7,833

There are two leases of significance within the Group. The lease of one of the ACMI manufacturing sites has lease payment obligations of approximately £631,000 per annum. The inception date of the lease was March 2005 and the lease ends in December 2009. Lease increases of 3% per annum are included within the contract. The lease of the ACMI head office has payment obligations of approximately £712,000 per annum. The inception date of the lease was February 2002 and the lease ends in April 2007. There are no provisions for increases in rent in the terms of the contract.

During the year ended 31 December 2005 £1,787,000 (2004: £1,076,000) was recognised as an expense in the income statement in respect of operating leases.

24. Group entities

The Company and the Group has investments in the following principal subsidiary undertakings which affected the profits or net assets of the Group.

	Country of incorporation	Principal activity	Holding	%
Gyrus Medical Limited	Great Britain	Design, development, manufacture and marketing of surgical systems	160,447 ordinary shares of £1 each	100
			894,532 A preference shares of 50p each	100
			39,389 B preference shares of £2 each	100
			589,926 AA convertible shares of £1 each	100
			259,100 BB convertible shares of £1 each	100
Gyrus Medical Inc*	United States of America	Design, development, manufacture and marketing of surgical instruments	100 shares of US$0.01 each	100
Gyrus International Ltd	Great Britain	Sales and marketing of medical devices	50,000 ordinary shares of 10p each	100
Gyrus ENT LLC*	United States of America	Design, development and manufacture of medical devices	100 shares of US$0.01 each	100
Gyrus Medical B.V.*	Holland	Sales of medical devices	350 shares of €45 each	100
Gyrus Medical B.V.B.A.*	Belgium	Sales of medical devices	186 shares of €100 each	100
Gyrus Medical GmbH	Germany	Sales of medical devices	100 shares of €260 each	100
Gyrus North American Sales Inc*	United States of America	Sales and marketing of medical devices	1,000 shares of US$ 1 each	100
Gyrus Australasia Pty Ltd	Australia	Sales and marketing of medical devices	100 shares of AUD$ 1 each	100
Gyrus ACMI Australasia Ltd	New Zealand	Sales and marketing of medical devices	100 shares of NZD$ 1 each	100
ACMI Corporation*	United States of America	Design, development, manufacture and marketing of surgical systems	1,000 shares of US$ 0.01each	100
ACMI International Inc*	United States of America	Sales and marketing of medical devices	100 shares of US$ 0.01 each	100
ACMI Canada Inc*	Canada	Sales and marketing of medical devices	100 shares of CAN$ 0.01 each	100
CByond Ltd*	Israel	Design and development of medical devices	100 shares of 1 Israeli Shekel each	100
ACMI Japan K.K.*	Japan	Sales and marketing of medical devices	200 shares of ¥50,000 each	100
WIT Holdings Inc*	United States of America	Holding company	100 shares of US$0.01 each	100
Cabot Technology Corporation*	United States of America	Holding company for intellectual property assets	1,000 shares of US$0.01 each	100
ACMI SA*	France	Sales and marketing of medical devices	25,000 shares of €1.52 each	100
ACMI GmbH*	Germany	Dormant	1 share of €25,564.59	100
WIT IP Corporation*	United States of America	Holding company for intellectual property assets	100 shares of US$0.01	100
C2Cure Inc*	United States of America	Holding company	1,025,648 shares of US$0.01 each	100
Gyrus Holdings Ltd	Great Britain	Holding company	1,650,000 ordinary shares of £1 each	100
Gyrus Investments Ltd	Great Britain	Holding company	1,650,000 ordinary shares of £1 each	100
Gyrus US Holding Corporation*	United States of America	Holding company	1,600 shares of US$0.01 each	100
Gyrus Acquisition Tennesee Inc*	United States of America	Holding company	100 shares of US$0.01 each	100

* indirect investments of the Company through wholly owned intermediary holding companies within the Group.

25. Explanation of transition to IFRS

As stated in the accounting policies (a) Statement of compliance, these are the Group's first annual financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS).

The accounting policies disclosed have been applied in preparing the consolidated financial information for the year ended 31 December 2005, the comparative information for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet and comparative information for the year ended 31 December 2004, the Group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP.

An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

			1 January 2004			31 December 2004			31 December 2005	
	Note	UK GAAP £000	Effect of transition to IFRS £000	IFRS £000	UK GAAP £000	Effect of transition to IFRS £000	IFRS £000	UK GAAP £000	Effect of transition to IFRS £000	IFRS £000
Non-current assets										
Property, plant and equipment		12,097	–	12,097	10,396	–	10,396	20,057	–	20,057
Goodwill	2,5	96,680	(37)	96,643	85,241	5,468	90,709	343,664	(55,637)	288,027
Other intangible assets	3	870	–	870	124	141	265	4,499	105,789	110,288
Deferred tax asset	4,6	–	5,452	5,452	–	4,403	4,403	22,037	(22,037)	–
		109,647	5,415	115,062	95,761	10,012	105,773	390,257	28,115	418,372
Current assets										
Inventories		16,814	–	16,814	13,434	–	13,434	33,140	–	33,140
Trade receivables		12,061	–	12,061	13,834	–	13,834	35,509	–	35,509
Deferred tax asset	6	6,160	(6,160)	–	6,082	(6,082)	–	–	–	–
Other current assets		2,182	–	2,182	2,480	–	2,480	8,020	829	8,849
Cash and cash equivalents		5,392	–	5,392	7,263	–	7,263	20,194	–	20,194
		42,609	(6,160)	36,449	43,093	(6,082)	37,011	96,863	829	97,692
Total assets		152,256	(745)	151,511	138,854	3,930	142,784	487,120	28,944	516,064
Equity										
Share capital		(2,156)	–	(2,156)	(2,160)	–	(2,160)	(2,785)	–	(2,785)
Share premium		(151,971)	–	(151,971)	(152,447)	–	(152,447)	(303,699)	–	(303,699)
Merger reserve		(3,860)	–	(3,860)	(3,860)	–	(3,860)	(3,860)	–	(3,860)
Other reserves	9	–	708	708	–	9,034	9,034	(5,543)	(4,924)	(10,467)
Retained earnings	9	36,400	–	36,400	40,749	(12,969)	27,780	20,056	(750)	19,306
Total equity		(121,587)	708	(120,879)	(117,718)	(3,935)	(121,653)	(295,831)	(5,674)	(301,505)
Liabilities										
Bank loan		(18,888)	–	(18,888)	–	–	–	(136,731)	–	(136,731)
Obligations under finance leases and hire purchase contracts		(201)	–	(201)	(126)	–	(126)	(146)	–	(146)
Deferred tax liabilities		–	–	–	–	–	–	–	(22,801)	(22,801)
Provisions		–	–	–	–	–	–	(3,219)	–	(3,219)
Other creditors		(359)	17	(342)	(8)	–	(8)	–	–	–
Total non-current liabilities		(19,448)	17	(19,431)	(134)	–	(134)	(140,096)	(22,801)	(162,897)
Trade payables		(3,175)	–	(3,175)	(2,878)	–	(2,878)	(9,546)	–	(9,546)
Current tax payable		(850)	–	(850)	(326)	–	(326)	(929)	–	(929)
Obligations under finance leases and hire purchase contracts		(107)	–	(107)	(58)	–	(58)	(134)	–	(134)
Bank overdrafts and loans due within one year		(1,667)	–	(1,667)	(8,928)	–	(8,928)	(13,123)	–	(13,123)
Other creditors	5	(264)	20	(244)	(1,298)	5	(1,293)	(6,890)	(296)	(7,186)
Accruals and deferred income		(5,158)	–	(5,158)	(7,514)	–	(7,514)	(20,571)	(173)	(20,744)
Total current liabilities		(11,221)	20	(11,201)	(21,002)	5	(20,997)	(51,193)	(469)	(51,662)
Total liabilities		(30,669)	37	(30,632)	(21,136)	5	(21,131)	(191,289)	(23,270)	(214,559)
Total equity and liabilities		(152,256)	745	(151,511)	(138,854)	(3,930)	(142,784)	(487,120)	(28,944)	(516,064)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

	Note	Year ended 31 December 2004 UK GAAP (restated) £000	Effect of transition to IFRS £000	IFRS £000	Year ended 31 December 2005 UK GAAP £000	Effect of transition to IFRS £000	IFRS £000
Revenue		86,930	–	86,930	150,376	–	150,376
Cost of sales	1	(35,570)	–	(35,570)	(62,006)	(4,686)	(66,692)
Restructuring		–	–	–	(57)	–	(57)
Gross profit		51,360	–	51,360	88,313	(4,686)	83,627
Other operating income		641	–	641	1,501	–	1,501
Selling and distribution expenses	1	(23,158)	–	(23,158)	(38,955)	(2,524)	(41,479)
Restructuring		–	–	–	(1,206)	–	(1,206)
Research and development expenses	1,3	(7,280)	141	(7,139)	(13,344)	(1,153)	(14,497)
Restructuring		–	–	–	–	–	–
General and administrative expenses	1	(10,840)	(789)	(11,629)	(17,310)	888	(16,422)
Restructuring		–	–	–	(1,106)	–	(1,106)
Goodwill amortisation	2	(5,505)	5,505	–	(11,334)	11,334	–
Operating profit		5,218	4,857	10,075	6,559	3,859	10,418
Profit on sale of land	7	373	(373)	–	–	–	–
Loss for the period from terminated operations	7	(400)	400	–	–	–	–
		5,191	4,884	10,075	6,559	3,859	10,418
Financial income	10	170	762	932	3,227	–	3,227
Financial expenses	10	(988)	(32)	(1,020)	(5,648)	(1,062)	(6,710)
Profit before taxation		4,373	5,614	9,987	4,138	2,797	6,935
Taxation	4	(485)	(1,019)	(1,504)	(659)	–	(659)
Profit for the year		3,888	4,595	8,483	3,479	2,797	6,276
Earnings per ordinary share							
Basic		4.7p	5.5p	10.2p	3.1p	2.5p	5.6p
Diluted		4.6p	5.5p	10.1p	3.0p	2.4p	5.4p
Adjusted basic		11.1p	0.1p	11.2p	16.1p	(1.9)p	14.2p

(1) Charge for share based payments

Under IFRS 2 a charge must be recognised for any share based payments including awards under the Group's share option plans, under the Save As You Earn Scheme, the US Employee Stock Purchase Plan and the Group's Long Term Incentive Plan. The cost of the option is based on the fair value of the option at the date of grant and is charged to the income statement over the vesting period. A charge has been recognised for all awards granted since 7 November 2002 and not vested by 31 December 2005. It is charged to the same income statement expense category as the costs of the employee to whom the share award has been made. An equivalent amount is credited to the profit and loss reserve in the balance sheet. Under FRS 20 'Share based payments' a charge must also be recognised for any share based payments. FRS 20 was effective for accounting periods beginning on or after 1 January 2005. As a result the UK GAAP comparatives for the year ended 31 December 2005 include a charge for share based payments and in accordance with FRS 20, prior year comparatives have been restated.

(2) Goodwill

The Group's policy under UK GAAP regarding the amortisation of goodwill was to amortise the goodwill over 20 years. Under IFRS 3, there is no amortisation of goodwill so this adjustment removes the goodwill amortisation charged under UK GAAP. An annual impairment review is performed under IFRS and any reduction in the carrying value is to be written down through the income statement. The impairment review at 31 December 2005 confirmed that there had been no impairment of goodwill.

(3) Capitalised development expenditure

Under UK GAAP all research and development expenditure was charged to the profit and loss account as incurred. Under IAS 38 development expenditure which meets certain specified criteria is required to be capitalised and amortised over its useful life. For the period to 31 December 2005 capitalised development expenditure amounted to £253,000 (2004: £141,000). Development expenditure capitalised since 1 January 2004 has been amortised over a period of five years. This policy has not been applied retrospectively.

(4) Recognition of deferred tax liability where goodwill amortisation is eligible for a tax deduction

A deferred tax liability is recognised on goodwill which is eligible for a tax deduction in the US but for which, under IFRS, there is no amortisation charge in the income statement.

(5) Deferred consideration

An adjustment for interest on deferred consideration required under IFRS 3.

(6) Reclassification of deferred tax asset as a non-current asset

Deferred tax is shown in the balance sheet as a non-current asset or liability under IFRS, rather than as a current asset or liability under UK GAAP.

(7) Treatment of exceptional items

The audited profit and loss account for the year ended 31 December 2004 includes an exceptional item of £27,000. Under IFRS, there is no concept of 'exceptional' items. Material non-recurring items, for example, those of a type that under UK GAAP would be exceptional items, may not be aggregated but may be disclosed separately on the face of the income statement. The net exceptional item of £27,000 has been included within the General and Administration heading of the income statement under IFRS. The IFRS adjustment of £4,686,000 represents the write down of the IFRS 3 derived uplift in acquired inventory as a result of the American Cystoscope Makers Inc acquisition.

(8) Tax effect

Many of the above adjustments require an adjustment to the tax charge. The aggregate adjustment represents a net additional non-cash deferred tax provision.

(9) Reserve movements

As a result of the adoption of IFRS, a hedging reserve and a translation reserve have been created. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. These reserves are shown as 'Other reserves' for the purposes of the transition balance sheets.

(10) Gain/(loss) on foreign exchange

Gains and losses arising on foreign exchange through the profit and loss account were reported within General and Administration expenses under UK GAAP. Under IFRS, gains and losses have been reclassified to financial income and financial expenses within the income statement.

Gyrus Group PLC has taken advantage of the following exemptions:

1. Under IFRS 3, Business Combinations, no restatement of business combinations prior to adopting IFRS.
2. Under IAS 21, The effects of changes in foreign exchange rates, no prior adjustment for cumulative translation differences that existed at the date of transition to IFRS.
3. Under IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, no restatement of comparatives for 2004 so such information is disclosed in line with UK GAAP.

COMPANY ONLY BALANCE SHEET AS AT 31 DECEMBER

	Note	2005 £000	2004 £000
Fixed assets			
Tangible assets	2	120	294
Investments	3	301,963	160,458
		302,083	160,752
Current assets			
Debtors – due within one year	4	19,049	9,732
Debtors – due after more than one year	4	145,884	400
Deferred tax asset	5	421	421
Debtors		165,354	10,553
Cash at bank and in hand		4,294	–
		169,648	10,553
Creditors: amounts falling due within one year	6	(22,671)	(16,635)
Net current assets/(liabilities)		146,977	(6,082)
Total assets less current liabilities		449,060	154,670
Creditors: Amounts falling due after more than one year	7	(136,731)	–
Net assets		312,329	154,670
Capital and reserves			
Share capital	9	2,785	2,160
Share premium account	9	303,699	152,447
Merger reserve	9	299	299
Hedging reserve	9	864	–
Profit and loss account	9	4,682	(236)
Equity shareholders' funds		312,329	154,670

These financial statements were approved by the Board of Directors on 15 March 2006 and were signed on its behalf by:

SJB Shaw
Chief Financial Officer

BL Steer
Executive Chairman

As permitted under the transition rules for the implementation of International Finance Reporting Standards as adopted by the EU (IFRS), the Company only financial statements for Gyrus Group PLC have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as required by FRS 26 (Financial instruments: recognition and measurement), in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Practices (UK GAAP).

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account.

Accounting conventions
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of preparation
The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements, except as noted below.

- FRS 20 'Share based payments'
- FRS 21 'Events after the balance sheet date'
- FRS 25 'Financial instruments: presentation and disclosure'
- FRS 26 'Financial instruments: recognition and measurement'
- FRS 28 'Corresponding amounts'

The accounting policies under these new standards are set out below together with an indication of their impact on adoption. FRS 28 'Corresponding amounts' has had no material effect as it imposes the same requirements as the Companies Act 1985.

The corresponding amounts in these financial statements are, other than those covered by the exemptions permitted by FRS 25, restated in accordance with the new policies. FRS 25 permits the corresponding amounts not to be restated and the Company has adopted this approach. The cash flow hedging policy set out below provides further details of the bases of accounting for cash flow hedges for the year ended 31 December 2005 and 31 December 2004 and of the change booked on 1 January 2005.

Under Financial Reporting Standard 1, the Company is exempt from the requirement to prepare a cash flow statement on the grounds that the Parent undertaking includes the Company in its own published consolidated financial statements which can be found on pages 44 to 79 of this annual report and accounts.

Intangible assets - licensing agreements
Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

Research and development
Expenditure on research and development, including that from which development fees are derived, is written off to the profit and loss account as incurred.

Intellectual property rights
Patent disputes are common in the medical devices sector, particularly in the US. Litigation is frequently used to assess the relative merits of such disputes prior to settlement through commercial agreement. All expenditure on intellectual property rights, including the costs of patents and trademarks and the defence of the Group's intellectual property rights, is written off to the profit and loss account as incurred.

Foreign currencies
Transactions denominated in foreign currencies are recorded at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities expressed in foreign currencies, are translated into sterling at rates of exchange ruling at the balance sheet rate. The resulting exchange differences are charged to the profit and loss account for the year.

Derivative financial instruments
The Company uses derivative financial instruments to hedge its exposure to foreign exchange risks and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

Derivatives are recorded at fair value and any gains or losses on remeasurement of fair values is taken to the profit and loss account. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged. The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date.

The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current credit worthiness of the swap counter parties.

Cash flow hedging
When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instruments is recognised directly in the hedging reserve. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

The ineffective part of any gain or loss is recognised immediately in the profit and loss account.

When a hedging instrument expires or is sold, terminated or exercised, or the Company revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the stated policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account.

In the comparative period all financial assets and liabilities were carried at cost. Gains and losses on forward exchange contracts treated as hedging instruments were not recognised in the profit and loss account. On recognition of the hedged transaction the unrecognised gains and losses arising on the instrument were recognised, either in the profit and loss account or in the carrying value of the associated asset or liability.

No adjustment was necessary as of 1 January 2005 as the Company had no cash flow hedges in place. During the year the effect on implementing the new policy was as follows:
- A net gain on an ineffective hedge of £1,980,000 was taken into the profit and loss account.
- A fair value adjustment on interest rate swap contracts held at 31 December 2005 of £864,000 was taken to the hedging reserve.

Taxation
Corporation taxes are recorded on taxable profits at the current rate.

Deferred tax is recognised without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19: Deferred Tax. In accordance with FRS 19: Deferred Tax, deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted.

Investment in subsidiary undertakings
The Company's investment in subsidiary undertakings is stated at cost less any provision for impairment.

Fixed assets and depreciation
Tangible fixed assets are stated at cost net of depreciation. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Fixtures and fittings	– 3-10 years
Leasehold improvements	– term of lease
Plant and machinery	– 3-10 years

Pension scheme arrangements
The Company operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The pension charge represents contributions payable by the Company to the fund.

Share based payment transactions
In accordance with the transition provisions, FRS 20 has been applied to all grants of shares or share options made after 7 November 2002 that were unvested as of 1 January 2005.

The Company issues equity settled share based payments to certain employees. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a stochastic option pricing model. This model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

The Company also gives employees the opportunity to purchase shares in the Company by participating in a share purchase plan. The option price for the UK Save As You Earn Scheme is the market price on the day preceding the invitation date discounted by a maximum of 80%. The share options under this plan are also treated as equity settled share based payments and the fair value calculated using a stochastic model.

In May 2005, the Company issued the first grant under the Gyrus 2005 Long Term Incentive Plan. This is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p Ordinary Shares in the Company. Awards normally vest following the third anniversary of grant once certain performance conditions have been satisfied and provided that the participant remains employed by the Company. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the profit and loss account evenly over the three-year vesting period based on the Group's estimate of shares that will eventually vest.

The impact on the restatement of the prior year comparatives is shown in note 9 to these Company only financial statements.

Finance and operating leases
Where the Company enters into a lease which entails taking substantially all the risk and rewards of ownership of an asset, the lease is treated as a 'finance lease'. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future instalments under such leases, net of finance charges, are included in creditors. Rentals are apportioned on a sum of digits basis, between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments. All other leases are accounted for as 'operating leases' and the rental charges are charged to the profit and loss account on a straight-line basis over the life of the lease.

1. Staff numbers and costs
The average monthly number of employees (including executive Directors) was:

	Number of employees 2005	Number of employees 2004
Research and development	6	5
General and administration	7	8
	13	13

Their aggregate remuneration comprised:

	Year ended 31 December 2005 £000	Year ended 31 December 2004 £000
Wages and salaries	1,568	1,605
Social security costs	166	213
Other pension costs	182	207
Share related awards	621	324
	2,537	2,349

Pension contributions accrued at the year end amounted to £21,000 (2004: £21,000).

The emoluments, share options and pension entitlements of Directors are contained in the Directors' Remuneration Report on pages 37 to 42.

2. Tangible fixed assets

	Leasehold improvements £000	Fixtures and fittings £000	Total £000
Cost			
At 1 January 2005	384	158	542
Additions	–	114	114
Disposals	–	(20)	(20)
Transfers to other group companies	(379)	–	(379)
At 31 December 2005	5	252	257
Depreciation			
At 1 January 2005	147	101	248
Charge for the year	–	53	53
Disposals	–	(18)	(18)
Transfers to other group companies	(146)	–	(146)
At 31 December 2005	1	136	137
Net book value			
At 31 December 2005	4	116	120
At 1 January 2005	237	57	294

3. Fixed asset investments

Information regarding companies for which the Company is the ultimate Parent Company is set out in note 24 of the consolidated accounts 'Group Entities' on page 76.

Cost and net book value

	Shares in Group undertakings £000	Loans to Group undertakings £000	Capital contribution £000	Total £000
At 1 January 2005	80,661	70,097	9,700	160,458
Acquisitions	141,609	–	–	141,609
Exchange movement	(104)	–	–	(104)
At 31 December 2005	222,166	70,097	9,700	301,963

Capital loan notes are receivable from subsidiary undertakings. Interest is based on six month LIBOR plus 2%.

4. Debtors

	2005 £000	2004 £000
Amounts owed by subsidiary undertakings	161,534	9,024
Other debtors	897	926
Prepayments and accrued income	1,638	182
Financial asset	864	–
Deferred taxation	421	421
	165,354	10,553

Debtors due in greater than one year and included above are as follows:

	2005 £000	2004 £000
Amounts owed by subsidiary undertakings	145,459	–
Other debtors	425	400
Deferred taxation	421	421
	146,305	821

5. Deferred taxation

The elements of deferred taxation are as follows:

	Asset 2005 £000	Asset 2004 £000
Difference between accumulated depreciation and amortisation and capital allowances	(7)	(17)
Other provisions and timing differences	193	65
Tax losses	235	373
Total potential net deferred tax asset	421	421
Deferred tax asset recognised	428	438
Deferred tax liability	(7)	(17)
Net deferred tax asset recognised	421	421

6. Creditors: amounts falling due within one year

	2005 £000	2004 £000
Bank overdraft and bank loan	12,163	6,700
Trade creditors	503	275
Amounts owed to subsidiary undertakings	4,713	6,461
Other taxes and social security	59	105
Other creditors	659	282
Accruals and deferred income	4,574	2,712
	22,671	16,535

7. Creditors: amounts falling due after more than one year

	2005 £000	2004 £000
Bank loans	136,731	–

Bank loans are repayable as follows:

	2005 £000	2004 £000
Within one year	12,163	5,040
Between two and five years	136,731	–
	148,894	5,040

The bank loan is secured by a fixed and floating charge over the assets of the Company and its subsidiaries.

8. Financial instruments disclosure for the year ended 31 December 2005 as required by FRS 25

Exposure to credit, interest rate and currency risk arises in the normal course of the Company's business. Derivative financial instruments are used to hedge certain transaction exposures to foreign exchange rates and interest rates.

Credit risk

The credit risk on derivative financial instruments is very limited as the counterparties are banks with high credit ratings assigned by independent international credit rating companies.

Interest rate risk

Hedging

In line with the Group policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged, at 31 December 2005, the Company had entered into two interest rate cap and collar transactions. The cap on both financial instruments is a US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. Both instruments mature over the next five years consistent with the maturity of the related $250 million loan. At 31 December 2005 the Group had interest rate hedges with a notional contract amount of $187,500,000 (2004: $nil).

The Company classifies interest rate hedges as cash flow hedges and states them at fair value. The fair value at 31 December 2005 was £864,000 (2004: £nil) comprising a financial asset £864,000. This amount was recognised as a non-trade receivable in other current assets.

	Effective interest rate	Total £000	Less than 1 year £000	1 to 2 years £000	2 to 3 years £000	3 to 4 years £000	4 to 5 years £000
Cash and cash equivalents	3.6900%	4,294	4,294	–	–	–	–
Secured bank loans							
US$ 250,000,000*	5.9931%	(145,459)	(8,728)	(23,273)	(32,001)	(37,819)	(43,638)
EUR€ 5,000,000	4.1780%	(3,435)	(3,435)	–	–	–	–
		(144,600)	(7,869)	(23,273)	(32,001)	(37,819)	(43,638)

*US dollar LIBOR rate of 4.24313% plus margin of 1.75%.

Foreign currency risk

The Company incurs foreign currency risk on intercompany transactions that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar. From time to time the Company enters into forward contracts to hedge its foreign currency risk.

When financing material asset purchases or acquisitions the Group's policy is to create a natural hedge as far as possible in respect of any borrowings used for such purposes. In respect of the American Cystoscope Makers Inc ('ACMI') acquisition, the Company applied this policy by raising the loan facility in US dollars, being the principal currency of the assets acquired and the trade of ACMI.

The Company designates its forward foreign exchange contracts of the variability of cash flows of a recognised asset or liability, or a highly probable forecasted transaction as cash flow hedges and states them at fair value. The fair value of forward exchange contracts used as hedges of firm commitments and forecasted transactions at 31 December 2005 was £nil.

At 31 December 2005, the Company had no obligations to sell currency.

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the profit and loss account. Otherwise the gains and losses will be reported in the profit and loss account only when the forecasted transaction occurs and is recognised in the profit and loss account. A summary of the impact of cash flow hedges on equity and on the profit and loss account is disclosed below:

	Gains 2005 £000
Adjustments reported in equity	
Fair value adjustments of effective cash flow hedges	(864)
At 31 December 2005	(864)
Adjustments reported in the profit and loss account	
Ineffective portion of cash flow hedges charged to the profit and loss account*	1,980
Effect on profit and loss account of cash flow hedges	1,980

*Note (b) on the face of the consolidated income statement sets out the circumstances of this non-recurring hedging gain.

Sensitivity analysis

In managing interest rate and currency risks the Company aims to reduce the impact of short term volatility on the Group's earnings through transaction exposures. The Company does not hedge its exposure to fluctuations in earnings based upon translation of foreign currency assets and liabilites. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on earnings.

The $250 million loan and $30 million revolver facilities attract interest based on US dollar LIBOR. It is estimated that a general increase of one percentage point in interest rates would have decreased the Company's profit before taxation by approximately £601,000. Interest rate hedges have been included in this calculation.

Comparative financial instruments disclosure for the year ended 31 December 2004 under FRS13

Interest rate exposure

Financial Assets

At 31 December 2004 the Company had sterling, US dollar and Euro denominated cash at bank of £nil. The Company's other financial assets are interest free and fall due within one month. The financial assets by currency are included in the disclosure below:

	2004 £000
Cash at bank and short term investments	
– Sterling	–
– US dollar	–
– Euro	–
	–
Short term debtors (excluding deferred taxation)	
– Sterling	3,573
– US dollar	6,114
– Euro	445
	10,132

Financial liabilities

At 31 December 2004 the Company had bank loans of £5,040,000 analysed as follows:

	2004 Total of loans held by currency GBP£000	2004 Average interest rate	2004 Weighted average duration of loans Months
– Sterling	1,500	6.1725%	2
– Euro	3,540	3.4800%	5
Total	5,040		

Borrowing facilities

At 31 December 2004 the Company had an outstanding loan balance of £8,928,000 under a revolving credit facility of £30 million which was due to expire in December 2005. The interest rate for each advance drawn down on the revolving bank facility during 2004 was fixed on the date of the advance for the agreed period at UK LIBOR plus a margin of 1.25%.

The £30 million revolving credit facility was secured by a fixed and floating debenture on the assets of the Company and its subsidiaries.

The Company's other financial liabilities are interest free and fall due within one month. The total financial liabilities by currency are included in the disclosure below:

	2004 £000
Short term creditors	
– Sterling	6,498
– US dollar	6,414
– Euro	3,623
	16,535
Long term creditors	
– Sterling	–
– US dollar	–
– Euro	–
	–

Currency exposures

The Company's currency profile at 31 December 2004 is disclosed above. All monetary assets and liabilities are translated into sterling at the rate of exchange ruling at the year end.

The functional currency of the Company is sterling. At 31 December 2004 there were the following net foreign currency monetary liabilities denominated in currencies other than sterling.

	US dollar £000	Euro £000	Total £000
At 31 December 2004	–	3,540	3,540

Forward foreign exchange contracts are entered into from time to time to hedge foreign currency exposure. At 31 December 2004 the Company had no obligations to sell currency.

Maturity of financial instruments

All financial assets fall due within one year or on demand except as noted above. The maturity profile of the Company's financial liabilities at 31 December 2004 was as follows:

	2004 £000
Within one year or on demand	6,700

Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Company's financial assets and liabilities at 31 December 2004.

Primary financial instruments held or issued to finance the Company's operations

	2004 Book value £000	2004 Fair value £000
Short term financial liabilities and current portion of long term borrowings	16,535	16,535
Financial assets	10,132	10,132

The carrying value approximates to fair value because of the short maturity of the assets and liabilities and the revolving nature of the borrowings, each advance being linked to LIBOR.

Derivative financial instruments held to manage interest rate risk profile

At 31 December 2004 the Company held no derivative financial instruments.

Derivative financial intruments held to manage currency profile

From time to time the Company enters into forward foreign currency contracts to reduce the currency exposures that arise on transactions denominated in foreign currencies. Changes in the fair values of instruments used as hedges are not recognised in the financial statements until the hedged position matures. At 1 January 2004 and 31 December 2004 there were no hedging contracts in place.

9. Called up share capital

	2005 £000	2004 £000
Authorised		
167,681,500 (2004: 167,681,500) ordinary shares of 1p each	1,677	1,677
2,646,370 (2004: 2,646,370) deferred redeemable shares of 50p each	1,323	1,323
Allotted, called up and fully paid		
146,157,768 (2004: 83,652,980) ordinary shares of 1p each	1,462	837
2,646,370 (2004: 2,646,370) deferred redeemable shares of 50p each	1,323	1,323
	2,785	2,160

Rights of shares

The holders of ordinary shares of 1p each are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The deferred redeemable shares of 50p each have no rights of participation in the profits or assets of the Company and have no rights of notice or to vote at any general meeting. The deferred redeemable shares can be acquired at any time by a person nominated by the Company for total consideration of 1p per share.

Issued share capital

Information relating to issued share capital, contingent rights and share option scheme details can be found in note 16 to the consolidated statements on pages 65 to 67 of this annual report and accounts.

Reconciliations of movements in shareholders' funds

	Share capital £000	Share premium £000	Merger reserve £000	Hedging reserve £000	Retained earnings £000	Total 2005 £000	Total 2004 (restated) £000
At 1 January 2005	2,160	152,447	299		(236)	154,670	151,946
Issue of shares in connection with acquisition of ACMI	616	153,285	–	–	–	153,901	–
Share placement costs associated with the acquisition of ACMI	–	(3,783)	–	–	–	(3,783)	–
Issued on exercise of share options	9	1,750	–	–	–	1,759	480
Effective portion of changes in fair value of cash flow hedges net of recycling	–	–	–	864	–	864	–
Equity share options issued	–	–	–	–	1,570	1,570	–
Restatement of prior year comparatives for adoption of FRS 20 'Share based payments'							
– Equity share options issued	–	–	–	–	–	–	324
Profit for the year	–	–	–	–	3,348	3,348	1,920
At 31 December 2005	2,785	303,699	299	864	4,682	312,329	154,670

10. Financial commitments

	2005 £000	2004 £000
Annual commitments under non-cancellable operating leases which expire as follows:		
Land and buildings		
- Over five years	131	131
Others		
– Within two to five years	2	3
Total	133	134

11. Statutory disclosures

The Company paid audit fees of £225,000 in 2005. Non audit fees paid to the Company auditor and its associates in 2005 comprise £10,000 related to UK tax compliance and advisory work.

The Company paid audit fees of £111,000 in 2004. Non audit fees paid to the Company auditor and its associates in 2004 comprise £40,000 related to UK tax compliance and advisory work.

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GYRUS GROUP PLC

Gyrus Group PLC

Fortran Road, St Mellons
Cardiff CF3 0LT

Tel: +44 (0)29 2077 6300
Fax: +44 (0)29 2077 6301

www.gyrusplc.com

Company Registration number 3234242